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08055223

American Medical Alert Corp. Annual Report

Years Ended December 31	2007	2006	2005	2004	2003
Selected Statement of Operations Data					
Revenue:					
Service	$35,054,093	$30,406,636	$22,176,799	$18,852,925	$16,192,712
Product	591,172	387,752	270,843	275,078	375,640
Total Revenue	$35,645,265	$30,794,388	$22,447,642	$19,128,003	$16,568,352
Net Income	$1,514,232	$1,262,529	$932,436	$410,606	$570,700
Net Income Per Share - Basic	$0.16	$0.14	$0.11	$0.05	$0.08
Net Income Per Share - Diluted	$0.16	$0.13	$0.10	$0.05	$0.07
Weighted Average Number of Common Shares:					
Basic	9,276,712	8,948,328	8,452,435	7,903,267	7,455,038
Diluted	9,732,386	9,386,142	9,124,905	8,478,824	7,678,252
Selected Balance Sheet Data As of Dec 31					
Total Assets	$34,953,221	$32,607,745	$26,595,336	$19,501,016	$17,936,580
Long-Term Liabilities	$6,211,663	$7,233,964	$3,715,626	$1,877,416	$2,079,363
Shareholders' Equity	$23,670,665	$21,345,190	$18,383,926	$15,277,899	$13,707,287

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on NASDAQ (Symbol: AMAC). The high and low sales price of the Common Stock, as furnished by NASDAQ, is shown for the fiscal years indicated.

2007	High	Low
First Quarter	$6.74	$5.83
Second Quarter	8.16	5.70
Third Quarter	9.94	8.43
Fourth Quarter	9.73	6.79

2006	High	Low
First Quarter	$6.31	$5.31
Second Quarter	7.29	5.95
Third Quarter	6.16	4.95
Fourth Quarter	6.90	5.56

As of July 8, 2008, there were 296 record shareholders of the Company's Common Stock.

The Company did not pay dividends on its Common Stock during the two years ended December 31, 2007 and 2006 and does not anticipate paying dividends in the foreseeable future.

PERFORMANCE GRAPH

Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the NASDAQ Composite Market Index (U.S. Companies) and the NASDAQ Healthcare Index for the period commencing on December 31, 2002 (1) and ending on December 31, 2007.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS

Among American Medical Alert Corp, The NASDAQ Composite Index and the NASDAQ Health Care Index


$350
$300
$250
$200
$150
$100
$50
$0
12/02
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American Medical Alert Corp
NASDAQ Composite
NASDAQ Health Care

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

SUPPLEMENTARY FINANCIAL INFORMATION

The following supplemental information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair presentation of such information.

	Three Months Ended March 31, 2008
Revenue	$ 9,635,745
Gross Profit	$ 4,937,601
Net Income	$ 452,357
Basic EPS	$ 0.05
Diluted EPS	$ 0.05



Jack Rhian,
President, CEO
Howard M. Siegel,
Chairman of the Board

AMAC's annual Letter to the Shareholders traditionally focuses on the achievements of the previous year with an outlook to the future. This year, I would like to focus on how successful execution of our business plan unfolded and how uniquely AMAC is positioned to grow and profit in an otherwise challenging macroeconomic environment. While no business is completely immune from the current economic environment, both of our business units' products and services are experiencing increased demand.

Our Health and Safety Monitoring Services (HSMS) segment that includes personal emergency response systems (PERS), medication dispensing and management systems, and telehealth services, is focused on helping older Americans remain independent at home. The first Baby Boomers turn 62 in 2008 and become eligible for Social Security benefits. The demand for products and services that support community-based elders, both as public policy and as an overwhelming personal preference expressed by this cohort, is expected to multiply significantly in the next five years.

As a result of our product expansion and operational cost cutting initiatives in 2007, the HSMS division reported a record high gross profit of 57% during the second quarter of 2007 and repeated this achievement in the first quarter of 2008. AMAC possesses, through creation and acquisition, remote patient monitoring technologies that enhance independent living. AMAC also offers associated monitoring services to enable effective utilization of these technologies and support the needs engendered by our growing senior population. The breadth and depth of our technology and monitoring capability, as well as our innovative conjoining of these two processes, has placed us in a position to become a formidable leader in the remote patient monitoring industry.

We have focused on further developing two centers of excellence in our Telephony Based Communication Services (TBCS) division which we see serving as the segment's growth drivers. We see significant potential in both the clinical trial recruitment initiative, a market that is projected to grow an estimated 13% per year over the next 5 years, as well as increased outsourcing and augmentation of daily communication needs by healthcare providers. AMAC's management team has attained an exceptional skill set within these two areas of specialization. Recognition of this skill set by healthcare providers is generating new business opportunities for AMAC as providers outsource communication transactions that were previously processed within their own facilities. We believe this additional activity will create the basis for significant growth. Having built a redundant and multi-location communication infrastructure, we are well positioned to accept incremental volume within our current communication framework from healthcare providers across the country without incurring significant incremental costs.

The multiyear execution of our business plan has allowed us to secure our traditional customer base and systematically unveil a series of new products and services that complement our core competencies. By developing new technology and exploiting logical niche services, we fully expect to connect with a much wider spectrum of the population who will require home monitoring support. Within our HSMS segment, we consider our direct to consumer Walgreens Ready Response™ Medical Alert System program and next generation MedSmart medication management and monitoring initiative as most exciting and scalable. When coupled with our TBCS efforts previously described, we view the aggregate company-wide growth and earnings potential over the next few years to be material as a result of ever increasing demand.

While macroeconomic conditions are a challenge, we expect to reap the additional benefits associated with new government and insurance reimbursement offerings that support and promote healthy aging at home. The Medicare Remote Monitoring Act of 2008 was introduced in Congress in April. The bill would amend the Social Security Act to require Medicare to cover remote monitoring services for patients with certain chronic conditions, and if passed and funded, could significantly increase the demand for many of our HSMS products. AMAC has, through its vision and determination, carved out an important role as an innovative and trusted provider of healthcare communications and remote patient monitoring services. Our successful strategy is quantified through traditional financial and operating metrics like EBITDA and Net Income, which have both experienced double digit growth year over year for the last three fiscal years. Over this three-year period EBITDA has increased 89% and Net income has increased 269%. In addition, revenues have also continued to grow through both organic growth and acquisitions and have increased 86% over the last three fiscal years. Success may also be measured through nontraditional indicators such as the quality of our business partnerships. These include recognizable and trusted organizations such as Walgreens and many of the country's most prestigious hospitals, managed care and homecare companies. Our entire management team also takes great pride when our company is recognized by national business magazines such as Fortune which, for the third year in a row, ranked AMAC among America's fastest growing small businesses.

We see the path to industry prominence and ever increasing profitability through great confidence in our business plan, our knowledgeable management team, dedicated employees, the guidance of our Board of Directors, and the continued input and support of our shareholders.

Sincerely yours,

Jack Rhian
President and Chief Executive Officer

GENERAL

AMAC is a corporation incorporated under the laws of the State of New York in 1981. As previously defined herein, the terms "AMAC" or "Company" mean, unless the context requires otherwise, American Medical Alert Corp. and its wholly owned subsidiaries, HCI Acquisition Corp., LMA Acquisition Corp., SafeCom, Inc., North Shore Answering Services, Answer Connecticut Acquisition Corp., MD OnCall Acquisition Corp., American Mediconnect Acquisition Corp and NM Call Center, Inc.

AMAC is a healthcare communications company, with two reporting segments: (i) Health and Safety Monitoring Systems (previously defined as "HSMS") and (ii) Telephony Based Communication Services (previously defined as "TBCS"). AMAC's primary business objective is to continually achieve higher levels of capital efficient profitable growth. To accomplish this, the Company's management operates the Company's businesses consistent with certain strategic principles to leverage various healthcare communication and monitoring services through centralized call centers to enhance and diversify the Company's revenue stream and earning capacity. The Company is committed to attaining leadership positions in the market it services through the incorporation of monitored appliances and systems and the development of innovative call center solutions.

The Company's financial model is the generation of monthly recurring revenues ("MRR"). Under this model, each operating segment generates prescribed monthly fees for services and equipment rendered throughout the duration of a service agreement. For the year ended December 31, 2007, approximately 94% of the Company's revenue was generated from MRR. The remaining 6% of revenue was derived from its clinical trial projects, installation charges and product sales.

PRODUCTS AND SERVICES

Health and Safety Monitoring Systems (HSMS)

This operating segment focuses on the marketing of health monitoring system and monitoring services to enhance healthcare delivery and provide 24/7 medical emergency communications.

Personal Emergency Response Systems (PERS)

Marketed primarily as the VoiceCare® System, PERS is the Company's core product and service offering. The system consists of a console unit and a wireless transmitter generally worn as a pendant or on the wrist by the subscriber. In the event of an emergency, the client is able to summon immediate assistance via the two-way voice system that connects their home telephone with the Company's Response Center.

The PERS product line is distributed to the subscriber base through four primary marketing channels: AMAC's Private Pay Program; Third Party Reimbursed Programs; the Distributor Network, made up of Direct Service Providers; and the Purchase and Monitoring Program.

Private Pay Program: Individuals from the community can access the VoiceCare System through AMAC's corporate sales office, via any regional office or by mail order. AMAC has referral arrangements with home care agencies and case managers throughout the United States who introduce and recommend VoiceCare to clients and generate an ongoing source of new consumer interest.

In February of 2007, the Company announced it had entered into an exclusive relationship with Walgreen Co. ("Walgreen") to provide the Company's flagship personal emergency response systems under the Walgreen brand. Walgreens Ready Response™ Medical Alert system is currently being offered at Walgreen stores throughout the United States and Puerto Rico. The Company believes the Walgreen relationship will provide a significant opportunity for AMAC to increase its PERS market share through Walgreen's direct to consumer distribution channel.

Third Party Reimbursed Programs: The Company's PERS are on the Centers for Medicare and Medicaid list of approved monitoring devices. Payment for PERS equipment and monitoring services is available through various state Medicaid Home and Community Based Services waivers programs and other Medicaid funded home care services programs. AMAC believes that the use of home care as an alternative to institutional care will continue to increase, representing an ongoing opportunity for broader use of the Company's current and future products. In 2007, 12% of AMAC's revenue was derived from contracts with Medicaid reimbursed programs for PERS services. These programs operate under a rental and monitoring agreement under which there is an installation fee and monthly service fee per subscriber billed to the appropriate agency.

Distributor Network:
AMAC has developed a network of Direct Service Providers ("DSPs") to establish and manage VoiceCare programs in their local communities. A DSP may be a hospital system, home health care agency, hospice, senior living facility, durable medical equipment vendor or one of several other types of entities that interact with elderly, infirm or disabled individuals.

In 2004, AMAC introduced ProviderLink, a secure PERS management web tool for DSPs to directly access and manage their PERS programs from any internet ready computer. During 2005 the Company recognized certain operational efficiencies as a result of its customers migrating to a paper-light program management tool. The Company continues to refine and update this provider tool to further support DSP growth activities.

Purchase and Monitoring Program ("PMP"): AMAC's VoiceCare system is also utilized by assisted living and senior housing facilities to offer additional protection to elderly residents. Facilities operate under a PMP Agreement whereby all necessary equipment is purchased. The facility provides primary monitoring for their residents and some employ AMAC's ERC to serve as their back-up center. In 2006 the Company released ResiLink, an enhanced software package for its facility monitoring platform. The software supports senior living facility personnel in managing residential monitoring activities. Enhancements include new reporting capabilities, detailed identification of PERS signals, and support utilities. Additionally, in 2007, the Company has commenced research and development related to improving its facility-based PERS product hardware offerings. The Company launched the Model 1100 residential system in November 2007.

MED-TIME®

Complementary to the Company's PERS is the MED-TIME device, an electronic medication reminder and dispensing unit marketed under an exclusive licensing, manufacturing and distribution agreement which began in 1999. This agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. The initial term of the agreement was five years requiring the Company to achieve certain purchase minimums to maintain exclusivity. Thereafter, the agreement converted to an evergreen with annual purchase minimums of 1,500 units. The Company has met all the minimums with PharmaCell to date and continues to maintain exclusivity. MED-TIME helps to ensure adherence to prescribed therapeutic medication regimens and thus reduces healthcare expenditures related to noncompliance. MED-TIME is a valuable asset to visually handicapped, medically or mentally challenged patients and as well as patients on complex daily medication regimens. MED-TIME contains a tray with twenty-eight compartments. At preprogrammed times, one to four times a day, the dispenser reminds the client to access and take the medication. The reminder signal for the stand-alone device remains active for the lesser of thirty minutes or until the medication is removed from the device. Compliance with the medication regimen automatically resets the device. Non-adherence to medication regimens leads to 10 to 25 percent of hospital and nursing home admissions each year, and the Company believes there are additional opportunities to support the healthcare community caregivers in addressing this issue. In addition to the Med-Time product, the Company is currently engaged in the development of a next generation med-management appliance enhanced with monitoring features to expand its product offering to address this critical component of patient care.

Med-Time is marketed and distributed through each of AMAC's four primary channels.

TELEPHONY BASED COMMUNICATION SERVICES ("TBCS")

The Company provides TBCS to physicians, hospitals, homecare providers, hospices and other healthcare organizations at two communication centers under the brand names H-LINK® OnCall, Live Message America ("LMA"), North Shore Answering Service ("NSAS"), Answer Connecticut Acquisition Corp. ("ACT"), MD OnCall Acquisition Corp. ("MD OnCall") and American Mediconnect Acquisition Corp. ("AMI") which includes the brands American Mediconnect and PhoneScreen. At 2007 year end, the TBCS segment accounted for 51% of the Company's gross revenue and is its fastest growing segment.

Services offered by TBCS include message desk services, appointment making, referral services, voice-mail and wireless communications. As part of our business development strategy, management continues to employ the most advanced telephony technology and information systems to develop value added customizable services to minimize staffing and increase revenue. In addition to technology, a critical component for successful expansion is a professionally trained call agent staff. The Company has allocated additional resources to enhance contact agent training and staff development to support TBCS's expansion efforts, new communication technology, and continuous quality control.

Traditionally, the primary focus of TBCS was to manage clinically-urgent and time-sensitive after-hours calls. In addition to those primary telephone answering services, TBCS markets daytime services solutions as H-LINK "Interactive Intelligence Center". This service provides healthcare organizations with solutions to manage patient/provider interactions that maximize service performance, increase productivity, and enhance quality control with fee schedules that are materially less than existing in-sourced solutions.

The TBCS service line is marketed and distributed through four primary channels: Individual and multiple physician; integrated hospital networks; homecare agencies; and healthcare group purchasing organizations.

Over the last twelve months several significant healthcare organizations have executed agreements with the Company to provide daytime solutions and services. TBCS daytime services are geared primarily towards hospitals and managed care organizations. The MRR associated with these contracts significantly exceed the average MRR of traditional answering service clients and is now providing significant increases within this reporting segment. Management believes its daytime services will continue to contribute material increases in revenue and earnings throughout 2008 as the efficacy of these programs become more fully validated and documented.

In December 2006 the Company acquired the PhoneScreen brand ("PhoneScreen") through the acquisition of AMI. PhoneScreen specializes in the recruitment of patients for clinical trials. PhoneScreen's customers are pharmaceutical companies and Contract Research Organizations ("CROs"). CROs offer pharmaceutical companies and medical entities a wide range of pharmaceutical research services which include the development and execution of clinical trials.

There are two components of this business – the first aspect of the business consists of traditional call center functions. Advertisements are placed to recruit participants who are afflicted with a particular ailment, condition or symptom. Those individuals responding to the ad are directed to call a toll free number. PhoneScreen personnel receive those calls and screen the caller based on a set of directives provided by the CRO or pharmaceutical company. Callers who meet the criteria are forwarded to the medical entity for final clinical screening and possible acceptance into the clinical trial. The second aspect of this business relates to developing the screening criteria, granular reporting, Q&A compliance and trend analysis.

The Company has completed ten acquisitions to date. For 2008, the Company will primarily focus on growing this segment through internally driven sales and marketing efforts.

TELEHEALTH/DISEASE MANAGEMENT MONITORING ("TH/DMM")

In 2001, the Company entered the telehealth market, after consideration of the opportunity to provide new technologies to assist healthcare professionals in home-based, health management activities. The Company has made a significant investment to incorporate telehealth solutions into its product portfolio. Over the past three years, the Company experienced some significant technical difficulties with the products supplied by its current technology vendor. The Company has been addressing, with its technology vendor, the technical difficulties and is exploring opportunities with other technology vendors to facilitate its ability to exploit the market opportunities in this field. AMAC intends to expand its presence further, and believes the telehealth market will continue to provide opportunity for AMAC's expansion as a full source provider of remote patient monitoring technologies and first line support services based on increasing acceptance by the healthcare payors and newly introduced government reimbursement policies. The Company remains committed to its investment in telehealth and enhancing its customers' ability to manage chronic conditions. The Company further believes that adoption of telehealth as a method of managing the cost of patients with chronic diseases will be more widely adopted in the next several years. As the Company continues to expand its remote monitoring dashboard, we view telehealth as an important next component of AMAC's products and services portfolio.

SAFECOM, INC. – PHARMACY – SECURITY MONITORING SYSTEMS

SafeCom, Inc. (previously defined as "SafeCom") offers monitoring technology products and safety monitoring to drug stores, 24-hour pharmacies and national and regional retailers. In 2007, SafeCom represented 1% of the Company's gross revenue. Under the Silent Partner brand, the Company provides safety, environmental and device functionality monitoring systems and services integrating key aspects of audio technology and access control systems. The Silent Partner system functions by transmitting emergency signals to the monitoring center, where trained personnel scan audio from microphones placed in an environment to pinpoint the exact location of duress, monitor and record the event, and dispatch local law enforcement. This solution helps minimize employee risk, reduces loss and assists law enforcement agencies in identification and apprehension. The SafeCom system also screens passive signals such as loss of power to DVR/VCR, tape replacement and non-record status.

Production/Purchasing

The Company outsources the manufacturing and final assembly of its core product lines. Sources are selected through competitive bids, past performance and accessibility to the engineering process. Although the Company currently maintains favorable relationships with its subcontractors, the Company believes that, in the event any such relationship were to be terminated, the Company would be able to engage the services of alternative subcontractors as required to fulfill its needs without any material adverse effect to the Company's operations. With the exception of several proprietary components, which are manufactured to the Company's specifications, the manufacturing of the Company's product lines requires the use of generally available electronic components and hardware. Product and technology currently provided by Health Hero Network Inc. ("HHN") related to the Company's telehealth business are considered a sole source supply arrangement, and the Company could require the use of significant funds and resources in the event HHN did not continue to provide these supplies to the Company.

COMMUNICATIONS CENTERS

As of March 2008, the Company operates nine (9) call centers:

- **Long Island City, New York**

The Company's primary communications center is located at 36-36 33rd Street, Long Island City, New York. In April 2003, the Company opened a one-hundred seat state-of-the-art call center to centralize the full scope of communication services offered by AMAC. The call center was built with system-wide redundancy and can accommodate growth up to three (3) times its current volume. Phone service to the call center is provided by three separate carriers and is configured to provide continuous service in the event of disruption. Phone circuit entry to the building is provided through a reinforced steel conduit built to UL Central Station Standards. The call center's electricity supply is maintained by a comprehensive, three tiered back-up system. The system consists of dual power supplies at the telephone switch, an uninterruptible power supply and a diesel generator.

The Company's call center is staffed by full time Information System ("IS") professionals charged with the responsibility to maintain, refine and report on all data and communications system requirements. Critical systems are equipped with secure remote access and diagnostic abilities, enabling offsite as well as on-site access to IS system support 24/7.

- **Audubon, New Jersey**

This site serves as the call center for telephone answering services provided by the Company's LMA subsidiary and services the Company's Southern New Jersey and Philadelphia customer base. Upon completion of the 2006 upgrade, this center is compatible with the Long Island City, New York call center. This upgrade allows for significant additional service capability, providing eventual redundancy and overflow as well as single site operational capability during selected time periods to further realize operational efficiencies.

- **Port Jefferson, New York**

This site serves as the call center for telephone answering services provided by the Company's NSAS subsidiary and services the Company's Long Island TBCS customer base.

- **Newington, Connecticut**

This site serves as the one of the two call centers for telephone answering services provided by the Company's ACT subsidiary and services the Company's Connecticut TBCS customer base. This site also serves as the back-up center for the Company's PERS Emergency Response Center and Client Services.

- **Springfield, Massachusetts**

This site serves as the one of the two call centers for telephone answering services provided by the Company's ACT subsidiary and services the Company's Massachusetts TBCS customer base.

- **Cranston, Rhode Island**

This site serves as the call center for telephone answering services provided by the MD OnCall subsidiary and services the Company's Rhode Island TBCS customer base.

- **Rockville, Maryland**

This site serves as the call center for telephone answering services provided by MD OnCall subsidiary and services the Company's Maryland TBCS customer base.

- **Chicago, Illinois**

This site serves as the call center for telephone answering services provided by the Company's AMI subsidiary, the latest TBCS acquisition and services the Company's Illinois TBCS customer base.

- **Clovis, New Mexico**

This site serves as a second call center location primarily to support H-LINK OnCall and Phone Screen client base.

MARKETING/CUSTOMERS

The Company markets its portfolio of healthcare communication services and monitoring devices to integrated hospital systems, home healthcare providers, community service organizations, government agencies, third party insurers, as well as private pay clients. The Company believes there are several compelling industry and population trends that will continue to drive utilization of its products and services. Within our HSMS segment, the aging population and percentage of individuals with chronic disease conditions will continue to provide significant opportunity to utilize our monitoring solutions to achieve cost control and improve quality of life.

With respect to our TBCS segment, we continue to observe increased opportunity with integrated hospital systems and regional home health agencies. Specifically, healthcare organizations are seeking to achieve cost savings by consolidating services through single source vendor relationships. The Company's advanced telephony, call center infrastructure and specialization in healthcare uniquely positions the Company to effectively compete for new business.

While the Company generates organic growth in each reporting segment, customer retention is equally important. The Company's customer service, provider relations and accounts services teams focus on account maintenance and business development from existing customers.

The Company's products and services may be acquired on a single line or bundled basis and are highly complementary. As demand for our products and services continue to develop, the Company will add additional sales and marketing personnel to enhance our national presence throughout its respective businesses.

COMPETITION

In each business segment, AMAC faces competition, both in price and service from national, regional and local service providers of PERS, TH/DMM, telephone answering service and security monitoring systems. Price, quality of services and, in some cases, convenience are generally the primary competitive elements in each segment.

HSMS

The Company's competition within the HSMS segment includes manufacturers, distributors and providers of personal emergency response equipment and services, disease management and biometric carve out companies and a small number of security companies. The Company's market research estimates that approximately 20-30 companies are providers of competitive PERS products, 15-20 companies are providers of TH/DMM and 5-10 companies are providers of medication management systems. We believe PERS competitors serve in aggregate approximately 800,000 individuals under the PERS product line. As of December 31, 2007, AMAC monitored approximately 62,000 subscribers. Because TH/DMM is a new field of healthcare services, clear data of actual number of users is unavailable. Some of the Company's competitors may have more extensive manufacturing and marketing capabilities as well as greater financial, technological and personnel resources. The Company's competition focuses its marketing and sales efforts in the following areas: hospitals, home care providers, physicians, ambulance companies, medical equipment suppliers, state social services agencies, health maintenance organizations, and direct marketing to consumers.

We believe the competitive factors when choosing a HSMS provider include the quality of monitoring services, product flexibility and reliability, and customer support. The Company believes it competes favorably with respect to each of these factors. The Company believes it will continue to compete favorably by creating technological enhancements to the core systems that are expected to establish meaningful differentiation from its competitors.

TBCS

The Company believes that it is one of the larger medical-specific telephone answering service providers competing with more than 3,300 call centers across the United States, of which fewer than 10 percent are medical-only. The Company considers its scope of services more diverse than those of traditional sole proprietorships that make up the greatest portion of the competitive landscape. While many TBCS organizations compete for after-hours business, AMAC is offering new services catering to daytime work for large health systems and believes this application is scalable nationwide.

SafeCom

The SafeCom business is a unique application focused on a niche segment within the security applications industry. Competitors in the security industry include international, national, regional and local providers of residential and commercial security applications, central station monitoring companies and independent electronic security manufacturers. The security industry is highly competitive and represents approximately $19-23 billion in total revenue. It is not the Company's intention to compete in the traditional security monitoring space, but rather the Company is establishing alternative uses for its PERS monitoring system. The application utilized by SafeCom is healthcare based and is another method of leveraging the core system. We believe this strategy will allow AMAC to continue to effectively compete and profit from this segment and build market share.

FINANCIAL INFORMATION ABOUT SEGMENTS

Financial information about the Company's reporting segments can be found in Note 12 to the financial statements included as a part of this Annual Report, beginning on page 43.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Statements contained in this Annual Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. These include uncertainties relating to government regulation, technological changes, our contract with the City of New York, costs related to ongoing FCC remediation efforts, our expansion plans and product liability risks. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. Readers should carefully review the risk factors described herein and any other cautionary statements contained in this Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company's primary business is the provision of healthcare communication services through (1) the development, marketing and monitoring of health and safety monitoring systems ("HSMS") that include personal emergency response systems, telehealth/disease management monitoring systems, medication management systems and pharmacy security monitoring systems, and (2) telephony based communication services and solutions primarily for the healthcare community ("TBCS"). The Company's products and services are primarily marketed to the healthcare community, including hospitals, home care, durable medical equipment, medical facility, hospice, pharmacy, managed care and other healthcare oriented organizations. The Company also offers certain products and services directly to consumers. Until 2000, the Company's principal business was the marketing of personal emergency response systems ("PERS"), a device that allows a patient to signal an emergency response center for help in the event of a debilitating illness or accident. The Company provides PERS nationwide to private pay customers, Medicaid programs and healthcare related entities. In 2003, the Company initiated a relationship with a large, west coast managed care organization that recognized the value associated with provisioning PERS to its senior population and contracted with AMAC to roll out its PERS product to its subscribers. Today, the number of PERS units in service under that program has more than doubled and continues to expand throughout the west coast. In February of 2007, the Company announced it had entered into an exclusive relationship with Walgreen Co. ("Walgreen") to provide the Company's flagship personal emergency response systems under the Walgreen brand. Walgreens Ready Response™ Medical Alert system is currently being offered at Walgreen stores throughout the United States and Puerto Rico. The Company believes the Walgreen relationship will provide a significant opportunity for AMAC to increase its PERS market share through Walgreen's direct to consumer distribution channel.

In 2001, the Company entered the emerging telehealth market, a market in its embryonic stage, recognizing the opportunity to provide new monitoring technologies to assist healthcare professionals in home-based, health management activities. The Company has made a significant investment in its initial endeavors in the disease management monitoring market. This market focuses on various technologies to permit chronic disease management through remote patient monitoring. During the last several years, the Company has learned how this market functions and has explored a variety of methods of making a meaningful entry into this market. The Company has experienced technical difficulties with certain products supplied by its primary vendor, Health Hero Networks, Inc. The Company has since reached a financial settlement with respect to the technological difficulties associated with the products.

Beginning in 2000, the Company began a program of product diversification and customer base expansion to decrease its reliance on a single product line by marketing complementary call center and monitoring services to the healthcare community.

The Company diversified its products/service mix to include telephony based communication services ("TBCS") for professionals in the healthcare community. The rationale to enter this segment had several components. These include targeting existing customer relationships, leveraging existing infrastructure capability, and establishing an additional significant revenue source. The Company's entry into the TBCS market was accomplished initially through acquisition and later through internally generated sales growth coupled with acquisitions.

The Company has since further expanded its communication infrastructure and capacity and now operates a total of nine communication centers in Long Island City and Port Jefferson, New York, New Jersey, Maryland, Connecticut, Massachusetts, Rhode Island, Illinois and New Mexico. The TBCS segment now accounts for 51% of the Company's revenues for the year ended December 31, 2007.

In December 2006 the Company acquired the PhoneScreen brand ("PhoneScreen") through the acquisition of AMI. PhoneScreen specializes in the recruitment of patients for clinical trials. PhoneScreen's customers are pharmaceutical companies and Contract Research Organizations ("CROs"). CROs are organizations that offer pharmaceutical companies and medical entities a wide range of pharmaceutical research services which include the development and execution of clinical trials.

The Company believes it has identified other communication needs as expressed by the expanded TBCS client base. In response to these expressed needs, the Company has developed specialized healthcare communication solutions. These solutions are creating additional opportunities for long-term revenue enhancement. The Company has broadened its service offerings and is in the process of significantly expanding the TBCS reporting segment.

The Company believes that the overall mix of cash flow generating businesses from PERS and TBCS, combined with its emphasis on developing products and services in the telehealth field, provides the correct blend of stability and growth opportunity. The Company believes this strategy will enable it to maintain and increase its role in the healthcare communications field.

Components of Statements of Income by Operating Segment

The following table shows the components of the Statement of Income for the years ended December 31, 2007, 2006 and 2005.

In thousands (000's) Year Ended Dec 31

	2007	%	2006	%	2005	%
Revenue						
HSMS	17,353	49%	16,045	52%	14,978	67%
TBCS	18,292	51%	14,749	48%	7,470	33%
Total Revenues	35,645	100%	30,794	100%	22,448	100%
Cost of Services & Goods Sold						
HSMS	7,736	45%	7,355	46%	6,981	47%
TBCS	9,733	53%	7,491	51%	3,991	53%
Total Cost of Services & Goods Sold	17,469	49%	14,846	48%	10,972	49%
Gross Profit						
HSMS	9,617	55%	8,690	54%	7,997	53%
TBCS	8,559	47%	7,258	49%	3,479	47%
Total Gross Profit	18,176	51%	15,948	52%	11,476	51%
Selling, General & Administrative	16,125	45%	14,001	46%	10,098	45%
Interest Expense	481	1%	394	1%	53	0%
Other Income	(1,090)	(3)%	(578)	(2)%	(473)	(2)%
Income before Income Taxes	2,660	7%	2,132	7%	1,798	8%
Provision for Income Taxes	1,146		869		866	
Net Income	1,514		1,263		932	

Note: The percentages for Cost of Services and Goods Sold and Gross Profit are calculated based on a percentage of revenue.

Results of Operations:

The Company has two operating business segments, HSMS and TBCS. Prior to January 1, 2007, the Company reported three reportable segments; HSMS, TBCS and SafeCom. Since the business activities of SafeCom fall within the Health and Safety monitoring line of business, the Company included the activities of its SafeCom division in its HSMS segment.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues:

HSMS

Revenues, which consist primarily of monthly rental revenues, increased approximately $1,308,000, or 8%, for the year ended December 31, 2007 as compared to the same period in 2006. The increase is primarily attributed to:

In 2007, the Company entered into an exclusive arrangement with Walgreen to provide the Company's PERS product which it believes will positively impact the revenues generated from the HSMS services being provided directly to the consumer. In 2007, the Company recognized revenue of $367,000 from this arrangement. The Company anticipates they will continue to see increased growth under this arrangement with Walgreen.

In late 2006, the Company executed a new agreement with a customer whereby PERS were placed online. In 2007, the subscriber base associated with this agreement grew and accounted for an approximate $340,000 increase in revenue during 2007 as compared to the same period in the prior year. The Company anticipates that the growth from this new agreement will continue into 2008.

The Company continues to experience growth primarily in its existing customer base. The largest growth in 2007 continued to be as a result of an agreement with a west coast managed care organization, which was executed in November 2003. The number of Personal Emergency Response Systems ("PERS") in service under this agreement has more than doubled since its inception and has resulted in approximately $270,000 more revenue in 2007 as compared to the same period in 2006. The growth within this program has stabilized and the Company anticipates the number of subscribers under this agreement in 2008 to remain consistent with those achieved at the end of 2007.

In the second half of 2006, the Company increased its product sales to retirement communities. During 2006, the Company developed new software and is now selling this in conjunction with hardware to retirement communities for the purposes of monitoring their residents. This resulted in approximately a $206,000 increase in product sales in 2007 as compared to the same period in 2006. The Company anticipates it will continue to see growth from these product sales in 2008.

The remaining increase in revenue is from the execution of other new agreements as well as the acquisition of certain subscriber bases from companies which were providing the PERS service. The Company anticipates that it will continue to grow its subscriber base and corresponding revenue through its continued sales and marketing efforts.

TBCS

The increase in revenues of approximately $3,543,000, or 24%, for the year ended December 31, 2007 as compared to 2006 was primarily due to the following:

During 2006, the Company purchased the assets of two separate telephone answering services businesses which resulted in additional revenue for 2007, as compared to the same period in 2006, of approximately $3,300,000. The acquisitions were as follows:

In March 2006, the Company purchased the assets of MD OnCall and Capitol Medical Bureau (collectively, "MD OnCall"). As a result of this acquisition, the Company realized approximately $721,000 of additional revenue in 2007 as compared to the same period in 2006. The Company completed this acquisition to facilitate its expansion into the Northeast geographical area.

In December 2006, the Company purchased the assets of American Mediconnect, Inc. and PhoneScreen, Inc. As a result of this acquisition, the Company realized approximately $2,579,000 of revenue in 2007. The Company completed this acquisition to further facilitate the expansion of its telephone answering services businesses and allow it to increase its market base outside the Northeast geographical area.

In 2007, with regard to the TBCS segment, the Company shifted its focus from an acquisition driven growth strategy, to one that placed primary emphasis on consolidating the Company's call center systems and infrastructure. For 2008, the Company will focus its efforts primarily increasing revenue through internally driven sales and marketing efforts.

Costs Related to Services and Goods Sold:

HSMS

Costs related to services and goods sold increased by approximately $381,000 for the year ended December 31, 2007 as compared to the same period in 2006, an increase of 5%, primarily due to the following:

During 2006 and into 2007, the Company has increased the number of personnel working in its Emergency Response Center ("ERC") department which accounted for increased costs of approximately $248,000 in 2007 as compared to the same period in 2006. The Company hired additional personnel due to the increased volume of calls which is directly correlated to the increased subscriber base, as well as to prepare for the rollout of the Walgreen's Ready Response™ Program, which is now in progress. In 2008, the Company anticipates the ratio of ERC operators to the aggregate number of signals received will decrease.

In the second quarter of 2006, the Company relocated its fulfillment and warehouse distribution center into Long Island City, New York from Mt. Laurel, New Jersey. As part of this relocation process, the Company also took the upgrade and repairs of its PERS units in-house, which required the Company to hire additional employees, including a Manager of Engineering and Fulfillment. These items accounted for approximately $106,000 of increased costs as compared to the same period in the prior year, which were offset by the reduction in costs related to repairs and upgrades of approximately $100,000 which were previously performed by a third party vendor.

During the third quarter the Company recorded a write down of fixed assets of its PERS Buddy device in the approximate amount of $111,000. The Company determined that the PERS Buddy would only be used on a minimal basis due to matters regarding product and warranty disputes relating to some of the boards associated with these devices.

The Company has incurred additional depreciation expense of approximately $219,000 primarily due to the increased purchases made during the latter part of 2006 and 2007. The increased purchases are a result of the increase in the number of subscribers online.

These increases were offset by the Company capitalizing labor and overhead costs in 2007 as compared to the same period in 2006 resulting in a decrease in expense by approximately $279,000. The Company has increased purchases of its PERS devices and associated components requiring additional labor to properly prepare these products, including quality assurance, programming and packaging, to be shipped. The Company has increased its purchases due to the increased volume as a result of new agreements with various customers.

TBCS

Costs related to services and goods sold increased by approximately $2,242,000 for the year ended December 31, 2007 as compared to the same period in 2006, an increase of 30%, primarily due to the following:

During 2006, as discussed above, the Company purchased the assets of two separate telephone answering service businesses which resulted in additional costs related to services for 2007 of approximately $1,924,000. The increased costs related to services in regard to the acquisitions were as follows: MD OnCall approximated $419,000 and AMI approximated $1,505,000.

In July 2007 the Company opened a new call center. During the third quarter the Company hired call center operators which resulted in payroll and related payroll costs of approximately $228,000. The Company plans to continue to expand this call center throughout 2008. In connection with opening this new call center, the Company is eligible to receive certain incentives going forward which will help to offset some of these costs.

During the latter part of 2006 and into 2007, the Company reduced the number of telephone answering service operators at its existing call centers. This has been accomplished through overall efficiencies which are being realized by the Company throughout its TBCS segment. Additionally, the Company is now utilizing its newly established call center and has allocated some of the call volume to this location. This accounted for a reduction in costs of approximately $176,000 at its existing call centers for the period ended December 31, 2007 as compared to the same period in 2006. As the Company continues to realize these operational efficiencies and utilize its new call center, it will continue to evaluate personnel levels and continue to evaluate the consolidation strategy of its communications infrastructure, yielding greater per seat through-put with an associated reduction in overall labor expense.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $2,124,000 for the year ended December 31, 2007 as compared to the same period in 2006, an increase of 15%. The increase is primarily attributable to the following:

The Company incurred approximately $1,599,000 of additional selling, general and administrative expenses in 2007, as compared to the same period in 2006, as a result of the acquisition of two telephone answering service businesses during 2006. The more significant expenses relate to salaries and related payroll taxes, commissions expense and amortization relating to customer lists and non-compete agreements.

In conjunction with various new programs and agreements, the Company has hired additional marketing and sales personnel, increased its advertising and incurred additional travel expense. As a result of this, the Company recorded an increase in this expense of approximately $334,000. In an effort to grow and expand these programs, the Company anticipates to incur increased marketing, advertising and travel expenses in 2008.

In 2007, the Company incurred approximately $258,000 of additional costs as compared to the same period in 2006. The majority of the increased costs related to the Company incurring expenses relating to the evaluation of its internal controls under Sarbanes Oxley Section 404 and tax related work. The Company anticipates the fees relating to this matter will be less in 2008.

The Company purchased subscriber accounts utilizing PERS from a third party in December 2006. As part of this transaction, it was agreed that the third party would continue to manage and service these accounts on behalf of the Company. As a result of this arrangement, the Company paid an administrative fee to this third party amounting to approximately $128,000.

These increases in selling, general and administrative expenses were partially offset by decreases in legal, consulting and bad debt expense.

Interest Expense:

Interest expense for the year ended December 31, 2007 and 2006 was approximately $481,000 and $394,000, respectively. The increase was primarily due to the Company borrowing additional funds in December 2006 of $1,600,000 for the purpose of financing its acquisition of AMI.

Other Income:

Other income for the year ended December 31, 2007 and 2006 was approximately $1,090,000 and $578,000, respectively. Other Income for the year ended December 31, 2007 and 2006 includes a Relocation and Employment Assistance Program ("REAP") credit in the approximate amounts of $530,000 and $458,000, respectively. In connection with the relocation of certain operations to Long Island City, New

York in April 2003, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes. Additionally, Other Income for the year ended December 31, 2007 includes approximately $425,000 with respect to a settlement agreement for matters related to certain product and warranty disputes.

Income Before Provision for Income Taxes:
The Company's income before provision for income taxes for the year ended December 31, 2007 was approximately $2,660,000 as compared to $2,132,000 for the same period in 2006. The increase of $528,000 for the year ended December 31, 2007 primarily resulted from an increase in the Company's service revenues and other income offset by an increase in the Company's costs related to services and selling, general and administrative costs.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues:
HSMS
Revenues, which consist primarily of monthly rental revenues, increased approximately $988,000, or 7%, for the year ended December 31, 2006 as compared to the same period in 2005. The increase is primarily attributed to:

The Company continues to experience growth primarily in its existing customer base. The largest growth continues to be as a result of an agreement with a west coast managed care organization, which was executed in November 2003. The number of Personal Emergency Response Systems ("PERS") in service under this agreement has more than doubled since its inception and has resulted in approximately $335,000 more revenue in 2006 as compared to 2005. The Company anticipates that the growth in this account will continue through 2007.

In 2004, the Company initiated and executed a new agreement with a home healthcare agency whereby PERS were placed online. Since inception, this account has grown to approximately 1,800 subscribers and accounted for an approximate $105,000 increase in revenue during 2006 as compared to the prior year.

In the second half of 2006, the Company increased its product sales to retirement communities. During 2006, the Company developed new software and is now selling this in conjunction with hardware to retirement communities for the purpose of monitoring their residents. This resulted in approximately a $75,000 increase in product sales in 2006 as compared to the prior year. The Company anticipates that in 2007 it will continue to grow its revenue with the sale of these products to retirement communities.

The remaining increase in revenue is from the execution of other new agreements as well as the acquisition of certain subscriber bases from companies which were providing the PERS service. The Company anticipates that it will continue to grow its subscriber base and corresponding revenue through its continued sales and marketing efforts. Additionally, in 2007, the Company entered into an exclusive arrangement with Walgreen to provide the Company's PERS product which they believe will positively impact the revenues generated from the HSMS services being provided directly to the consumer.

TBCS
The increase in revenues of approximately $7,279,000, or 97%, for the year ended December 31, 2006 as compared to 2005 was primarily due to the following:

During 2006 and the fourth quarter of 2005, the Company purchased the assets of four separate telephone answering service businesses which resulted in additional revenue for the year ended December 31, 2006, as compared to the same period in 2005, of approximately $6,699,000. The acquisitions were as follows:

In October 2005, the Company purchased the assets of North Shore Answering Service ("NSAS"). As a result of this acquisition, the Company realized approximately $1,540,000 of greater revenue in 2006 as compared to the same period in 2005. The Company believes the acquisition of NSAS will help facilitate its growth within the Long Island/New York geographical area.

In December 2005, the Company purchased the assets of Answer Connecticut, Inc. ("ACT"). As a result of this acquisition, the Company realized approximately $2,830,000 of greater revenue in 2006 as compared to the same period in 2005. The Company believes this acquisition will help facilitate its expansion into the Northeast geographical area.

In March 2006, the Company purchased the assets of Capitol Medical, Inc. and Rhode Island Medical Bureau ("MD OnCall"). As a result of this acquisition, the Company realized approximately $2,230,000 of revenue in 2006. The Company believes this acquisition will further facilitate its expansion into the Northeast geographical area.

In December 2006, the Company purchased the assets of American Mediconnect, Inc. and PhoneScreen, Inc. ("AMI"). As a result of this acquisition, the Company realized approximately $99,000 of revenue in 2006.

The Company continued to experience revenue growth within its existing telephone answering service businesses (acquired prior to 2005) which resulted in approximately $470,000 of increased revenue in 2006, as compared to 2005. This growth is primarily due to the execution of new agreements with healthcare and hospital organizations as a result of daytime communication service offerings. The Company has experienced strong growth in the daytime communication service offerings and anticipates that it will continue to grow this business segment with further expansion into healthcare and hospital organizations. This growth was partially offset by a price reduction granted to one of its large physician based customers.

Cost Related To Services and Goods Sold:

HSMS

Costs related to services and goods increased by approximately $374,000 for the year ended December 31, 2006 as compared to the same period in 2005, an increase of 5%, primarily due to the following:

During 2006, the Company hired a Manager of Engineering and Fulfillment at a rate of $95,000 per annum. In addition, during the second quarter of 2006, the Company moved its fulfillment and warehouse distribution center from Mt. Laurel, New Jersey into its Long Island City facility. As part of this process, the Company hired personnel for the LIC location while winding down operations in Mt. Laurel and, therefore incurred additional payroll costs while transitioning this change in location. As part of this transition, the Company also took the upgrade and repairs of its PERS units in-house, which required the Company to hire additional employees. These items accounted for approximately $210,000 of increased costs as compared to the same period in the prior year. The Company believes that it will realize cost efficiencies as a result of it overall consolidation initiative.

The relocation of the Company's fulfillment and warehouse distribution center into Long Island City resulted in increased rent expense due to the Company leasing more space, paying a higher rate per square foot for rent as well as incurring overlapping rents while transitioning from one facility to the other. The increase in expense, as compared to 2005, was approximately $150,000. As part of this move, the Company did transition the upgrades and repairs performed by outside third parties to in-house. The Company believes this relocation was necessary as part of its strategy to consolidate some of its facilities relating to the HSMS segment.

During 2005 and into 2006, the Company has increased the number of personnel working in its Emergency Response Center ("ERC") department which accounted for increased costs of approximately $145,000 in 2006 as compared to the same period in 2005. The Company hired additional personnel due to the increased volume of calls which is directly correlated to the increased subscriber base. The Company believes it currently has the appropriate number of personnel to handle the increased call volume.

These costs were offset by a reduction in costs related to repairs and upgrades of its PERS units in the amount of approximately $140,000. As part of this relocation process in the second quarter of 2006, the Company also took the upgrade and repairs of its PERS units in-house. Prior to this relocation, the Company contracted with an outside third party to perform the repairs and upgrades.

TBCS:

Costs related to services and goods increased by approximately $3,285,000 for the year ended December 31, 2006 as compared to the same period in 2005, an increase of 82%, primarily due to the following:

With the continued increase in business in its existing telephone answering services (acquired prior to 2005), specifically in its daytime answering service, the Company continued to hire additional telephone answering service supervisors and operators in its Long Island City, New York location, especially in the second half of 2005 as a result of the Company executing agreements with hospital organizations throughout 2005 and into 2006. In addition, in July 2005 the Company initiated a pay rate increase to all its supervisors and operators in an effort to stabilize employee tenure with the Company. These personnel additions along with general pay rate increases and associated payroll taxes has accounted for approximately $430,000 of increased costs as compared to the same period in 2005. As the Company continues to grow its customer base and revenues, it will continue to evaluate personnel levels and determine if additional personnel are necessary.

During 2006 and the fourth quarter of 2005, as discussed above, the Company purchased the assets of four separate telephone answering service businesses which resulted in additional costs related to sales for the year ended December 31, 2006, as compared to the same period in 2005 of approximately $2,685,000. The costs related to sales in regard to the acquisitions were as follows: NSAS - $542,000; ACT - $1,148,000, MD OnCall - $952,000 and AMI - $43,000.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $3,903,000 for the year ended December 31, 2006 as compared to the same period in 2005, an increase of 39%. The increase is primarily attributable to the following:

The Company incurred approximately $2,761,000 of additional selling, general and administrative expenses, as compared to the same period in 2005, as a result of the acquisition of four telephone answering service businesses during 2006 and the fourth quarter of 2005. The largest expenses relate to salaries and related payroll taxes and amortization relating to customer lists and non-compete agreements.

During the second quarter of 2006, the Company relocated its accounting department from its Oceanside, New York location to its Long Island City, New York facility. As part of this process, the Company hired personnel for the LIC location while winding down operations in Oceanside and, therefore incurred additional payroll costs while transitioning this change in location. These items along with general rate increases for existing personnel accounted for approximately $154,000 of increased payroll and associated payroll tax costs as compared to the same period in the prior year. The Company believes the hiring of these employees was necessary to handle the increased workload.

In the third quarter of 2006, the Company expanded its health benefit options to its employees. As a result of these expanded benefits, the Company experienced an increase in the number of employees participating in these plans. This, along with increased benefits costs, resulted in approximately a $136,000 increase as compared to the same period in the prior year. Although the Company believed this would reduce employee turnover, it has only had a minimal impact on the rate of employee turnover. The Company will continue to monitor this rate of turnover and evaluate its health benefit offerings.

Certain executives entered into new employment agreements whereby effective January 1, 2006 their salaries were increased and they received certain stock grants. As a result of these new agreements, the Company recorded approximately $258,000 of additional compensation expense, including payroll taxes, as compared to the same period in 2005.

The Company was required to pay additional commissions to sales personnel of approximately $197,000 during 2006 as compared to 2005. This is primarily a result of the Company executing new agreements with healthcare and hospital organizations in 2006 in its TBCS segment.

There were other increases in selling, general and administrative expenses which arose out of the normal course of business such as consulting expense, sales and marketing salaries and travel and entertainment expense which were partially offset by decreases in amortization expense.

Interest Expense:

Interest expense for the year ended December 31, 2006 and 2005 was approximately $394,000 and $53,000, respectively. The increase was primarily due to the Company borrowing additional funds in December 2005 of $2,550,000 and in March 2006 of $2,500,000 for the purpose of financing its acquisitions of ACT and MD OnCall, respectively. Interest rate increases in 2006 also have contributed to the increase. In December 2006, the Company borrowed an additional $1,600,000 to fund the acquisition of AMI.

Other Income:

Other income for the year ended December 31, 2006 and 2005 was approximately $578,000 and $473,000, respectively. Other Income for the year ended December 31, 2006 and 2005 includes a Relocation and Employment Assistance Program ("REAP") credit in the approximate amounts of $458,000 and $392,000, respectively. In connection with the relocation of certain operations to Long Island City, New York in April 2003, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes.

Income Before Provision for Income Taxes:

The Company's income before provision for income taxes for the year ended December 31, 2006 was approximately $2,132,000 as compared to $1,798,000 for the same period in 2005. The increase of $334,000 for the year ended December 31, 2006 primarily resulted from an increase in the Company's service revenues offset by an increase in the Company's costs related to services and selling, general and administrative costs.

Liquidity and Capital Resources:

As of January 1, 2006 the Company had a credit facility arrangement for $4,500,000 which included a revolving credit line which permitted borrowings of $1,500,000 (based on eligible receivables as defined) and a $3,000,000 term loan payable. The term loan is payable in equal monthly principal installments of $50,000 over five years, commencing January 2006.

In March 2006 and December 2006, the credit facility was amended whereby the Company obtained an additional $2,500,000 and $1,600,000 of term loans, the proceeds of which were utilized to finance the acquisitions of MD OnCall and American Mediconnect, Inc. These term loans are payable over five years in equal monthly principal installments of $41,666.67 and $26,666.67, respectively. Additionally, certain of the covenants were amended.

In December 2006, the credit facility was amended to reduce the interest rates charged by the bank such that borrowings under the term loan will bear interest at either (a) LIBOR plus 2.00% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 1.75% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The LIBOR interest rate charge shall be adjusted in .25% intervals based on the Company's ratio of Consolidated Funded Debt to Consolidated EBITDA. In the third quarter of 2007, the interest rate was reduced by .25% based on this ratio. The Company has the option to choose between the two interest rate options under the amended term loan and revolving credit line. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

On April 30, 2007, the Company amended its credit facility whereby the term of the revolving credit line was extended through June 2010 and the amount of credit available under the revolving credit line was increased to $2,500,000.

As of December 31, 2007, the Company was not in compliance with one of its financial covenants in its loan agreement. The lender waived the non-compliance as of such date and entered into an amendment to the credit facility. As of December 31, 2006 the Company was in compliance with the financial covenants in its loan agreement.

The term loans are payable in equal monthly principal payments of $50,000, $41,667 and $26,667, respectively, over five years while the revolving credit line is available through May 2010. The outstanding balance on the term loans and revolving credit line at December 31, 2007 was $4,586,667 and $1,300,000, respectively.

The following table is a summary of the Company's contractual obligations as of December 31, 2007:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Line	$ 1,300,000		$ 1,300,000		
Debt (a)	$ 4,808,735	$ 1,414,419	$ 3,394,316		
Capital Leases (b)	$ 74,440	$ 42,015	$ 32,425		
Operating Leases (c)	$ 8,704,925	$ 1,037,260	$ 2,574,594	$ 1,581,376	$ 3,511,695
Purchase Commitments (d)	$ 1,129,283	$ 1,129,283			
Interest Expense (e)	$ 561,845	$ 271,816	$ 290,029		
Acquisition related (f) Commitment	$ 73,896	$ 73,896			
Total Contractual Obligations	$16,653,124	$ 3,968,689	$ 7,591,364	$ 1,581,376	$ 3,511,695

(a) Debt includes the Company's aggregate outstanding term loans which mature in 2010 and 2011, as well as loans associated with the purchase of automobiles.

(b) Capital lease obligations related to telephone answering service equipment. These capital lease obligations expire in the second quarter of 2009.

(c) Operating leases include rental of facilities at various locations within the United States. These operating leases include the rental of the Company's call center, warehouse and the office facilities. These operating leases have various maturity dates. The Company currently leases office space from the Chairman and principal shareholder pursuant to a lease. This lease expires in September 2008.

(d) Purchase commitments relate to orders for the Company's traditional PERS.

(e) Interest expense relates to interest on the Company's revolving credit line and debt at the Company's current rate of interest.

(f) Acquisition related commitment involving payments due based on collections of the clinical trial business relating to the American Mediconnect, Inc acquisition in December 2006.

The primary sources of liquidity are cash flows from operating activities. Net cash provided by operating activities was approximately $6.2 and $4.2 million for the years ended December 31, 2007 and 2006, respectively. During 2007, increases in cash provided by operating activities from depreciation and amortization of approximately $4.3 million, net earnings of approximately $1.5 million and an increase in liabilities of approximately 1.1 million were partially offset by an increase in trade receivables of approximately $0.9 million. The components of depreciation and amortization primarily relate to the purchases of the Company's traditional PERS product and the customer lists associated with the acquisition of telephone answering service businesses. The increase in liabilities is due to an increase in the purchase of its PERS product not paid for at December 31, 2007, taxes in 2007 and timing of payments of other expenses in the ordinary course of business. The increase in trade receivables is primarily due to the Company consummating acquisitions at the end of 2006 which resulted in increased receivables of $0.4 million through the normal course of business. In addition, the Company has increased its customer base which has resulted in increased receivables.

Net cash used in investing activities for the year ended December 31, 2007 was approximately $5.4 million as compared to $10.6 million in the same period in 2006. The primary component of net cash used in investing activities in 2007 was capital expenditures of approximately $4.5 million. Capital expenditures for 2007 primarily relate to the continued production and purchase of the traditional PERS system. The primary components of net cash used in investing activities in 2006 were the acquisition of telephone answering service businesses and capital expenditures of $6.0 and $3.6 million, respectively.

Cash flows used in financing activities for the year ended December 31, 2007 were $0.7 million while cash flows provided by financing activities for the year ended December 31, 2006 were approximately $4.6 million. The primary component of cash flow used in financing activities in 2007 was the payments of long-term debt of approximately $1.6 million. This was partially offset by proceeds received from the exercise of the Company's stock options and warrants of approximately $0.4 million and the additional borrowings used under its revolving credit facility of approximately $0.6 million. The primary component of cash flow provided by financing activities in 2006 was proceeds received from additional borrowings of $5.0 million which were primarily used for the acquisition of a telephone answering service.

During the next twelve months, the Company anticipates it will make capital expenditures of approximately $3.75 – $4.25 million for the production and purchase of the traditional PERS systems, and telehealth systems, enhancements to its computer operating systems and the production of its Med-Time pill dispenser (this includes outstanding purchase orders issued to purchase approximately $1.1 million of the traditional PERS systems). This amount is subject to fluctuations based on customer demand. The Company also anticipates incurring approximately $0.2 - $0.4 million of costs relating to research and development of its telehealth product and Med-Time dispenser. In July 2005, the Company entered into a technology, licensing, development, distribution and marketing agreement with a supplier for its HSMS sector. Pursuant to this agreement the Company anticipates expending approximately $0.2 - $0.4 million over the next twelve to eighteen months.

As of December 31, 2007 the Company had approximately $0.9 million in cash and the Company's working capital was approximately $3.6 million. The Company believes that, with its present cash and with operations of the business generating positive cash flow, the Company can meet its cash, working capital and capital expenditure needs for at least the next 12 months. The Company also has a revolving credit line, which expires in June 2010 that permits borrowings up to $2.5 million, of which $1.3 million was outstanding at December 31, 2007.

Inflation:

The levels of inflation in the general economy have not had a material impact on our Company's historical results of operations.

Off-Balance Sheet Arrangements:

As of December 31, 2007, the Company has not entered into any off-balance sheet arrangements that are reasonably likely to have an impact on the Company's current and future financial condition.

Other Factors:

In August 2007 the Company entered into a settlement agreement whereby a third party has agreed to reimburse the Company in a net amount of $425,000 for matters related to certain product and warranty disputes. This reimbursement is associated with costs that have primarily been incurred in previous years relating to engineering, payroll and related costs and depreciation pertaining to the affected assets. The Company anticipates receiving this reimbursement over approximately two years. As a result of this agreement, the Company has recorded an amount of $425,000 to Other Income. The Company has also recorded a write-down on the assets affected of approximately $111,000 which is reflected in the Cost of Services.

On December 21, 2006, the Company acquired substantially all of the assets of American Mediconnect, Inc. and PhoneScreen, Inc., Illinois based companies under common ownership (collectively "AMI"). AMI is a provider of telephone after-hour answering services primarily focused on hospitals, physicians and other health care providers and PhoneScreen, Inc. is a provider of call center and compliance monitoring services to hospitals, pharmaceutical companies and clinical resource organizations. The purchase price was $2,028,830 and consisted of an initial cash payment of $1,493,730, common stock valued at $229,324 and a future cash payment of $305,776, which was paid in December 2007. In addition, for the following three years the Company shall pay the Seller an amount equal to twenty-five (25%) percent of the cash receipts collected by the Company, excluding sales taxes, from the PhoneScreen business. For the year ended December 31, 2007, the Company recorded $225,691 of additional purchase price based on PhoneScreen cash receipts of which $73,896 was not paid as of December 31, 2007. The Company also incurred professional fees of approximately $65,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenues and earnings of the acquired business are met as of December 31, 2007, 2008 and 2009. The threshold was not met in 2007.

On March 10, 2006, the Company acquired substantially all of the assets of MD OnCall, a Rhode Island based company and Capitol Medical Bureau, a Maryland based company (collectively "MD OnCall"), providers of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,382,443 and consisted of an initial cash payment of $2,696,315, common stock valued at $343,064, and future cash payments of $343,064, which was paid in full as of March 2007. The Company also recorded finder and professional fees of approximately $181,000. A potential exists for payments of additional purchase price consideration if certain thresholds concerning revenue and earnings of the acquired business are met as of March 31, 2007, 2008 and 2009. The threshold as of March 31, 2007 was not met.

On December 9, 2005, the Company acquired substantially all of the assets of Answer Connecticut, Inc. ("ACT"), a Connecticut based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,088,923 and consisted of an initial cash payment of $2,316,692, common stock valued at $154,446 and future cash payments of $617,785, which were paid as of December 2006. The Company also recorded professional fees of approximately $62,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue and earnings are met as of December 31, 2006, 2007 and 2008. The thresholds were not met as of December 31, 2007 and 2006.

On October 3, 2005, the Company acquired substantially all of the assets of North Shore Answering Service ("NSAS"), a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $2,719,461 and consisted of an initial cash payment of $2,175,569 and future cash payments of $543,892, which were paid as of December 2006. The Company also recorded professional fees of approximately $82,000.

On May 17, 2005, the Company acquired substantially all of the assets of Long Island Message Center, Inc., a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $397,712 and consisted of an initial cash payment of $318,170 and a future cash payment of $79,542, which was paid in February 2006. The Company also recorded finder and professional fees of approximately $46,000.

During 2005, the Company entered into two operating lease agreements for additional space at its Long Island City, New York, location in order to consolidate its warehouse and distribution center and accounting department into this location. The leases, which commenced in January 2006 and expire in March 2018, call for minimum annual rentals of $220,000 and $122,000, respectively, and are subject to increases in accordance with the term of the agreements. The Company is also responsible for the reimbursement of real estate taxes.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in order to consolidate its HCI TBCS and PERS ERC/ Customer Service facilities. The centralization of the ERC, Customer Service and H-LINK® OnCall operations has provided certain operating efficiencies and allowed for continued growth of the H-LINK and PERS divisions. The fifteen (15) year lease term commenced in April 2003. The lease calls for minimum annual rentals of $307,900, subject to a 3% annual increase plus reimbursement for real estate taxes.

On November 1, 2001, the Company entered into a five-year Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company developed, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. The agreement was amended on June 30, 2005 and includes an extension of the initial term for an additional three years, through October 31, 2009.

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). The Company has been operating since 1993 with a contract, and related extensions, to provide HCSP with these services. During the years ended December 31, 2007, 2006 and 2005, the Company's revenue from this contract represented 7%, 8% and 12%, respectively, of its total revenue.

In September 2006, Human Resource Administration ("HRA") issued a bid proposal relating to the providing of the PERS services which are the subject of the Company's contract. In October 2007, the Company was informed they were awarded the contract with respect to this proposal and executed such contract. The contract term is two years, commencing September 21, 2007, with two options to renew in favor of HRA for two additional two year terms. Under the terms of the agreement, a downward rate adjustment was made in conjunction with reduced equipment requirements from previous years. The impact of this reduced rate is estimated to reduce this contract's contribution to gross revenues by approximately $270,000 and its contribution to net income by approximately $150,000 on an annual basis.

The Company was notified that one of the bidders has filed an Article 78 proceeding seeking a reversal of HRA's determination that AMAC was the lowest qualified bidder. HRA and AMAC are defending the proceeding. AMAC management believes the claim to be without merit.

As of December 31, 2007 and 2006, accounts receivable from the contract represented 10% and 9%, respectively, of accounts receivable and medical devices in service under the contract represented approximately 13% and 14%, respectively, of medical devices.

Projected Versus Actual Results:

The Company's revenues for the year ended December 31, 2007 of $35,645,265 exceeded the Company's revenue projections of $35,250,000. The Company's net income of $1,514,232 for the year ended December 31, 2007 exceeded the projected net income of $1,500,000.

Recent Accounting Pronouncements:

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB No. 20 and SFAS No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle to be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 and the adoption of this statement did not have a material impact on the consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes guidelines for measuring fair value and expands disclosure regarding fair value measurements. SFAS No. 157 does not require new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 is effective for years ending after November 15, 2006. The adoption of the provisions of SAB No. 108 did not have a material impact on the financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R) (revised 2007), "SFAS 141(R)," "Business Combinations," which replaces SFAS 141. The statement provides a broader definition of the "Acquirer" and establishes principles and requirements of how the Acquirer recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed as well as how the acquirer recognizes and measures the goodwill acquired in the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or the beginning of the first annual reporting period beginning on or after December 15, 2008.

Critical Accounting Policies:

In preparing the financial statements contained herein, the Company makes estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on the balance sheet. The Company believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements due to the materiality of the accounts involved, and therefore, considers these to be its critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that the Company believes are appropriate. Actual results may differ from these estimates.

Reserves for Uncollectible Accounts Receivable

The Company makes ongoing assumptions relating to the collectibility of its accounts receivable. The accounts receivable amount on the balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, the Company considers its historical level of credit losses. The Company also makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and it assesses current economic trends that might impact the level of credit losses in the future. The Company recorded reserves for uncollectible accounts receivables of $554,000 as of December 31, 2007, which is equal to approximately 9% of total accounts receivable. While the Company believes that the current reserves are adequate to cover potential credit losses, it cannot predict future changes in the financial stability of its customers and the Company cannot guarantee that its reserves will continue to be adequate. For each 1% that actual credit losses exceed the reserves established, there would be an increase in general and administrative expenses and a reduction in reported net income of approximately $62,000. Conversely, for each 1% that actual credit losses are less than the reserve, this would decrease the Company's general and administrative expenses and increase the reported net income by approximately $62,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation for financial reporting purposes is being provided by the straight-line method over the estimated useful lives of the related assets. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, impairment losses have not been required. Any change in the assumption of estimated useful lives could either result in a decrease or increase the Company's financial results. A decrease in estimated useful life would reduce the Company's net income and an increase in estimated useful life would increase the Company's net income. If the estimated useful lives of the PERS medical device were decreased by one year, the cost of goods related to services would increase and net income would decrease by approximately $185,000. Conversely, if the estimated useful lives of the PERS medical device were increased by one year, the cost of goods related to services would decrease and net income would increase by approximately $145,000.

Valuation of Goodwill

Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. To date, the Company has not been required to recognize an impairment of goodwill. The Company tests goodwill for impairment annually or more frequently when events or circumstances occur, indicating goodwill might be impaired. This process involves estimating fair value using discounted cash flow analyses. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these estimated cash flows were based on a combination of historical results and current internal forecasts. The Company cannot predict certain events that could adversely affect the reported value of goodwill, which totaled $9,766,194 at December 31, 2007 and $9,532,961 at December 31, 2006. If the Company were to experience a significant adverse impact on goodwill, it would negatively impact the Company's net income.

Accounting for Stock-Based Awards

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment." Prior to January 1, 2006, the Company had applied the intrinsic value method of accounting for stock options granted to our employees and directors under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, employee and director compensation expense was recognized only for those options whose exercise price was less than the market value of our common stock at the measurement date.

The Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method. Under the modified prospective method, (i) compensation expense for share-based awards granted prior to January 1, 2006 are recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS No. 123 and (ii) compensation expense for all share-based awards granted subsequent to December 31, 2005 are based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for periods prior to January 1, 2006 have not been restated. As a result of adopting SFAS No. 123R, the Company recorded a pre-tax expense of approximately $380,000 and $250,000 for stock-based compensation for the year ended December 31, 2007 and 2006, respectively.

The determination of fair value of share-based payment awards to employees and directors on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Quantitative and Qualitative Disclosure About Market Risk

Market Risk Disclosure

The Company does not hold market risk-sensitive financial instruments, nor does it trade financial instruments for trading purposes. All sales, operating items and balance sheet data are denominated in U.S. dollars; therefore, the Company has no significant foreign currency exchange rate risk.

In the ordinary course of its business the Company enters into commitments to purchase raw materials and finished goods over a period of time, generally six months to one year, at contracted prices. At December 31, 2007 these future commitments were not at prices in excess of current market, or in quantities in excess of normal requirements. The Company does not utilize derivative contracts either to hedge existing risks or for speculative purposes.

Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our financing activities. Interest on our outstanding balances on our term loan and revolving credit line under our credit facility accrues at a rate of LIBOR plus 1.75% and LIBOR plus 1.50%, respectively. Our ability to carry out our business plan to finance future working capital requirements and acquisitions of TBCS businesses may be impacted if the cost of carrying debt fluctuates to the point where it becomes a burden on our resources.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial offers, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisitions, use, or disposition of the Company's assets that could have a material affect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparations and presentations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. We have also audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

/s/ Margolin, Winer and Evens, LLP
Garden City, New York
March 31, 2008

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 911,525	$ 856,248
Accounts receivable (net of allowance for doubtful accounts of $554,000 in 2007 and $547,000 in 2006)	5,655,286	4,920,950
Notes receivable	26,954	25,642
Inventory	552,736	313,851
Prepaid income taxes	309,260	434,631
Prepaid expenses and other current assets	941,601	860,863
Deferred income taxes	275,000	239,000
TOTAL CURRENT ASSETS	8,672,362	7,651,185
FIXED ASSETS–AT COST:		
Medical devices	19,003,292	17,350,168
Monitoring equipment	3,322,049	2,864,310
Furniture and equipment	2,536,933	2,454,499
Leasehold improvements	1,073,283	1,009,178
Automobiles	271,542	275,712
Construction in progress	66,010	—
	26,273,169	23,953,867
Less accumulated depreciation and amortization	15,473,856	14,645,955
	10,799,313	9,307,912
OTHER ASSETS:		
Long-term portion of notes receivable	21,117	48,071
Intangible assets (net of accumulated amortization of $4,393,073 and $3,194,677 in 2007 and 2006)	4,232,226	5,115,961
Goodwill (net of accumulated amortization of $58,868)	9,766,194	9,532,961
Other assets	1,462,009	1,386,286
	15,481,546	16,083,279
TOTAL ASSETS	$34,953,221	$33,042,376

The accompanying notes are an integral part of these financial statements.

DECEMBER 31,	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	**$ 1,414,419**	$ 1,527,327
Accounts payable	**1,716,179**	805,002
Accounts payable-acquisitions	**73,896**	477,308
Accrued expenses	**1,550,283**	1,509,877
Current portion of capital lease obligations	**42,015**	39,183
Deferred revenue	**274,101**	104,515
TOTAL CURRENT LIABILITIES	**5,070,893**	4,463,222
Deferred Income Tax Liability	**947,000**	992,000
Long-Term Debt, Net of Current Portion	**4,694,316**	5,677,068
Long-Term Portion of Capital Lease Obligations	**32,425**	74,440
Customer Deposits	**81,200**	69,200
Accrued Rental Obligation	**446,722**	381,256
Other Liabilities	**10,000**	40,000
TOTAL LIABILITIES	**11,282,556**	11,697,186
COMMITMENTS AND CONTINGENCIES	**—**	—
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value – authorized, 1,000,000 shares; none issued and outstanding	**—**	—
Common stock, $.01 par value – authorized, 20,000,000 shares; Issued 9,385,880 shares in 2007 and 9,230,086 in 2006	**93,859**	92,302
Additional paid-in capital	**15,421,227**	14,591,238
Retained earnings	**8,281,914**	6,767,682
	23,797,000	21,451,222
Less treasury stock, at cost (46,798 shares in 2007 and 43,910 shares in 2006)	**(126,335)**	(106,032)
TOTAL SHAREHOLDERS' EQUITY	**23,670,665**	21,345,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$34,953,221**	$33,042,376

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2007	2006	2005
REVENUE:			
Services	$35,054,093	$30,406,636	$22,176,799
Product sales	591,172	387,752	270,843
	35,645,265	30,794,388	22,447,642
COSTS AND EXPENSES (INCOME):			
Costs related to services	17,153,161	14,661,665	10,817,366
Cost of products sold	316,057	234,336	154,329
Selling, general and administrative expenses	16,124,898	14,000,610	10,098,082
Interest expense	481,166	394,613	52,638
Other income	(1,090,249)	(578,355)	(473,209)
	32,985,033	28,662,859	20,649,206
INCOME BEFORE PROVISION FOR INCOME TAXES	2,660,232	2,131,529	1,798,436
PROVISION FOR INCOME TAXES	1,146,000	869,000	866,000
NET INCOME	$1,514,232	$1,262,529	$932,436
BASIC EARNINGS PER SHARE	$ .16	$ .14	$ .11
DILUTED EARNINGS PER SHARE	$ .16	$ .13	$ .10

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock					
YEARS ENDED DECEMBER 31, 2007, 2006 and 2005	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2005	8,078,043	$80,780	$10,730,434	$4,572,717	$(106,032)	$15,277,899
Issuance of Common Stock - Acquisitions	25,914	259	154,187	—	—	154,446
Exercise of Stock Options	385,008	3,850	1,072,147	—	—	1,075,997
Exercise of Warrants	276,450	2,765	803,583	—	—	806,348
Income Tax Benefit of Stock Options Exercised	—	—	136,800	—	—	136,800
Net Income for the Year Ended December 31, 2005	—	—	—	932,436	—	932,436
Balance - December 31, 2005	8,765,415	87,654	12,897,151	5,505,153	(106,032)	18,383,926
Issuance of Common Stock - Employees	31,333	313	187,687	—	—	188,000
Issuance of Common Stock - Acquisitions	92,327	923	571,465	—	—	572,388
Issuance of Stock Options	—	—	61,261	—	—	61,261
Exercise of Stock Options	253,511	2,537	499,049	—	—	501,586
Exercise of Warrants	87,500	875	331,625	—	—	332,500
Income Tax Benefit of Stock Options Exercised	—	—	43,000	—	—	43,000
Net Income for the Year Ended December 31, 2006	—	—	—	1,262,529	—	1,262,529
Balance - December 31, 2006	9,230,086	92,302	14,591,238	6,767,682	(106,032)	21,345,190
Issuance of Common Stock - Employees	36,584	365	247,888	—	—	248,253
Issuance of Common Stock - Directors	16,471	165	130,770	—	—	130,935
Issuance of Stock Options	—	—	5,000	—	—	5,000
Exercise of Stock Options	80,489	805	335,504	—	—	336,309
Exercise of Warrants	22,250	222	84,327	—	—	84,549
Income Tax Benefit of Stock Options Exercised	—	—	26,500	—	—	26,500
Purchase of Treasury Stock (cost of 2,888 shares)	—	—	—	—	(20,303)	(20,303)
Net Income for the Year Ended December 31, 2007	—	—	—	1,514,232	—	1,514,232
Balance - December 31, 2007	**9,385,880**	**$93,859**	**$15,421,227**	**$8,281,914**	**$(126,335)**	**$23,670,665**

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$1,514,232	$1,262,529	$932,436
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (benefit) for deferred income taxes	(81,000)	91,000	149,000
Provision for doubtful receivables	185,954	210,795	200,675
Stock compensation charge	384,187	249,261	—
Depreciation and amortization	4,302,118	3,515,262	3,061,668
Provision for valuation of put warrants	—	—	(10,000)
Settlement agreement	(425,000)		
Accrued rental obligation	65,466	191,026	46,600
Income tax benefit from stock options exercised	26,500	43,000	136,800
Decrease (increase) in:			
Accounts receivable	(920,290)	(626,204)	(1,033,454)
Inventory	(238,885)	18,472	364,413
Prepaid income taxes	125,371	434,631	—
Prepaid expenses and other current assets	161,087	(176,527)	(250,279)
Increase (decrease) in:			
Accounts payable	911,177	(315,267)	560,816
Accrued expenses	52,396	(643,466)	1,490
Deferred revenue	169,586	(6,913)	95,594
Other liabilities	(30,000)	(85,000)	(60,000)
Net Cash Provided by Operating Activities	6,202,899	4,162,599	4,195,759
CASH FLOWS FROM INVESTING ACTIVITIES:			
Repayments of notes receivable	25,642	24,394	23,207
Purchase of American Mediconnect, Inc.	(159,317)	(1,550,136)	—
Purchase of MD OnCall	—	(2,877,648)	—
Purchase of LIMC	—	—	(364,100)
Purchase of North Shore	—	—	(2,257,356)
Purchase of Answer Connecticut, Inc.	—	(30,493)	(2,348,332)
Purchase – other	(321,593)	(70,345)	—
Payments of accounts payable - acquisitions	(477,308)	(1,489,635)	(51,256)
Expenditures for fixed assets	(4,543,084)	(3,563,253)	(2,983,451)
(Increase) decrease in other assets	97,346	(266,425)	(700,252)
Deposits on equipment and software	—	(321,987)	—
Payment for account acquisitions and licensing agreement	(35,000)	(438,996)	(98,262)
Net Cash Used in Investing Activities	(5,412,063)	(10,584,524)	(8,779,802)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	550,000	$4,850,000	$3,000,000
Repayment of long-term debt	(1,645,660)	(991,812)	(751,051)
Principal payments under capital lease obligations	(39,183)	(53,084)	(95,119)
Purchase of Treasury Stock	(20,303)	—	—
Exercise of stock options and warrants	420,859	834,085	1,882,345
Net Cash Provided (used in) by Financing Activities	(734,287)	4,639,189	4,036,175
NET INCREASE (DECREASE) IN CASH	55,277	(1,782,736)	(547,868)
CASH—BEGINNING OF YEAR	856,248	2,638,984	3,186,852
CASH—END OF YEAR	$911,525	$856,248	$2,638,984
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —			
Cash paid during the year for:			
Interest	$519,426	$ 364,702	$ 68,325
Income taxes	950,095	1,542,774	211,509
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Common stock issued in connection with acquisition	$ —	$ 572,388	$ 154,446
Accounts payable due sellers in connection with acquisitions	73,896	648,840	1,241,219
Long-term debt issued in connection with acquisition of PERS subscriber base	—	300,000	—

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business – The Company's portfolio of services includes Health and Safety Monitoring Systems ("HSMS"), which encompasses personal emergency response systems ("PERS"), telehealth systems and pharmacy security monitoring systems (Safe Com), and telephony based communication services ("TBCS"). The Company's PERS business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. The telehealth system has two main components; the first is a patient home monitoring appliance and the second is a web based care management software program. Safe Com provides personal safety and asset monitoring to retail pharmacy establishments. TBCS provides after-hours telephone answering services as well as newly developed "Daytime Service" applications to the healthcare community. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, and government agencies, physicians and group practices and individual consumers across the United States.

Consolidation policy – The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries; together the "Company." All material inter-company balances and transactions have been eliminated.

Accounts receivable – Accounts receivable are reported in the balance sheet at their outstanding principal balance net of an estimated allowance for doubtful accounts. Sales terms usually provide for payment within 30 to 60 days of billing. An allowance for doubtful accounts is estimated based upon a review of outstanding receivables, historical collection information, and existing economic conditions. During the years ended December 2007, 2006 and 2005, provisions for doubtful accounts of approximately $186,000, $211,000 and $200,000, respectively, were charged to income and included in general and administrative expenses. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received.

Inventory valuation – Inventory, consisting of finished goods held for resale and component parts, is valued at the lower of cost (first-in, first-out) or market. At December 31, 2007 and 2006, the Company had reserves on certain component parts inventory aggregating approximately $53,000 and $23,000, respectively.

Fixed assets – Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Medical devices	3 – 7 years
Monitoring equipment	5 years
Furniture and equipment	5 – 7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its fixed assets and intangible assets with finite lives for impairment when there are indications that the carrying amounts of these assets may not be recoverable. In 2007, the Company recorded a write-down on fixed assets of approximately $111,000. No impairment losses were recorded during the years ended December 31, 2006 and 2005.

The Company's PERS equipment is subject to approval from the Federal Communication Commission ("FCC"). In November 2004, the Company received an inquiry from the Federal Communications Commission. In response to the inquiry, the Company determined that certain versions of its PERS equipment emitted levels of radio frequency energy that exceeded applicable standards designed to reduce the possibility of interference with radio communications; however, this issue posed no safety or functionality risk to subscribers.

In July 2006, the Company reached an agreement with the FCC on a corrective action plan to upgrade the affected PERS equipment and agreed upon a voluntary contribution of $75,000. The Agreement called for the corrective action plan to run substantially parallel with the normal recycling of the Company's PERS equipment and, as such, the only additional cost to be incurred would be the incremental cost of bringing the units into compliance with the FCC regulations. At December 31, 2007 and 2006, the Company had accrued liabilities related to the incremental costs estimated to be incurred of $33,000 and $85,000, respectively.

Through December 31, 2007, the Company has expensed approximately $936,000 in connection with this matter, primarily relating to costs associated with the replacement of equipment, legal fees and other professional fees. For the year ended December 31, 2007 the Company incurred minimal costs while in 2006 and 2005 the Company recorded expenses of approximately $66,000 and $430,000, respectively,

Goodwill and other intangible assets – Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired. Goodwill and indefinite life intangible assets are not amortized, but are subject to annual impairment tests. The Company completes the annual impairment test during the fourth quarter. As of December 31, 2007 and 2006, no evidence of impairment existed.

Other intangible assets with finite lives are amortized on a straight-line basis over the periods of expected benefit. The Company's other intangible assets include: (a) trade accounts and trade name (collectively, "account acquisitions") which are amortized over their estimated lives of three to ten years; (b) noncompete agreements which are being amortized over their contractual lives of five years; (c) customer lists which are being amortized over five to seven years and (d) licensing agreement which is being amortized over the term of the related agreement (Note 2).

Other assets – As of December 31, 2007 and 2006, included in other assets is approximately $815,000 and $598,000, respectively of prepaid licensing fees and associated products in connection with the Company obtaining certain new remote monitoring products and services.

Income taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The impact, if any, of adopting FIN 48 is required to be recorded as an adjustment to the January 1, 2007 beginning balance of the Company's retained earnings rather than in the Company's consolidated statement of income. The adoption of FIN 48 had no effect on the Company's retained earnings. The Company recognizes interest and penalties related to uncertain tax positions, if any, in interest expense and general and administrative expenses, respectively.

Revenue recognition – HSMS revenue principally consists of fixed monthly charges covering the rental of the PERS, telehealth units and Safe Com units as well as the monitoring of the PERS at the Company's call center. With respect to certain agreements, the Company may charge an activation fee. In instances where this occurs, the Company recognizes revenue on a straight-line basis over the estimated period a subscriber will be online.

The remainder of revenue is derived from product sales and the installation of PERS equipment. The Company recognizes revenue from product sales at the time of delivery. Installation service revenue is recognized when the service is provided. Expenses incurred in connection with installation services are also recognized at this time. Installation services include the actual installation of the monitoring equipment, the testing of the units and instructing the customer how to operate and use the equipment. Installation services represented approximately 1%, 2% and 3% of total revenues for 2007, 2006 and 2005, respectively.

In the TBCS segment, revenue is primarily derived from monthly services pursuant to contracts. Certain TBCS customers are billed in advance on a semi-annual and annual basis. Unearned revenue is deferred and recognized as services are rendered.

None of the Company's billings are based on estimates.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenues in the consolidated statements of income.

Advertising – The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2007, 2006 and 2005 were approximately $408,000, 275,000 and $72,000, respectively.

Research and development costs – Research and development costs, which are expensed and included in selling, general and administrative expenses, were $304,365, $240,487 and $173,790 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income per share – Earnings per share data for the years ended December 2007, 2006 and 2005 are presented in conformity with SFAS No. 128, "Earnings Per Share."

The following table is a reconciliation of the numerators and denominators in computing earnings per share:

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2007			
Basic EPS – Income available to common stockholders	**$1,514,232**	9,276,712	**$.16**
Effect of dilutive securities – Options and warrants	—	455,674	
Diluted EPS – Income available to common shareholders and assumed conversions	**$1,514,232**	9,732,386	**$.16**
2006			
Basic EPS – Income available to common shareholders	$1,262,529	8,948,328	$.14
Effect of dilutive securities – Options and warrants	—	437,814	
Diluted EPS – Income available to common shareholders and assumed conversions	$1,262,529	9,386,142	$.13
2005			
Basic EPS – Income available to common shareholders	$932,436	8,452,435	$.11
Effect of dilutive securities – Options and warrants	—	672,470	
Diluted EPS – Income available to common shareholders and assumed conversions	$932,436	9,124,905	$.10

Concentration of credit risk – Financial instruments which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. In addition, the Company maintains its cash in various bank accounts that at times may exceed federally insured limits. (See Note 11).

Reclassifications – Certain amounts in the 2006 and 2005 consolidated financial statements have been reclassified to conform to the 2007 presentation.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates, in part, are based upon assumptions concerning future events. Among the more significant are those that relate to collectibility of accounts receivable, the estimated lives and recoverability of long-lived assets, including goodwill and other assets. Accounting estimates reflect the best judgment of management and actual results may differ from those estimates.

Fair value of financial instruments – Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, accounts payable and accrued expenses approximates their carrying amounts due to the short maturity of these instruments. Substantially all long-term debt bears interest at variable rates currently available to the Company; accordingly, their carrying amounts approximate their fair value.

Accounting for stock-based compensation – Prior to 2006, the Company followed Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. Under APB No. 25, no compensation expense was recognized for stock options when the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense was recognized on a straight-line basis for stock awards based on the vesting period and the market price at the date of the award.

On January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payments to employees, including grants of stock and employee stock options, based on estimated fair values. Statement No. 123(R) supersedes the Company's previous accounting under APB No. 25 for periods beginning in 2006. The Company adopted Statement No. 123(R) using the modified prospective transition method. The Company's consolidated financial statements for the years ended December 31, 2007 and 2006, reflect the impact of Statement No. 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect the impact of Statement No. 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's consolidated statements for the years ended December 31, 2007 and 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma disclosure provisions of Statement No. 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R).

The following table summarizes stock-based compensation expense, which is included in selling, general and administrative expense, related to all share-based payments recognized in the consolidated statement of income.

	2007	2006
Stock options	**$5,000**	$61,261
Stock grants – other	**173,714**	—
Service based awards	**124,275**	80,000
Performance based awards	**81,198**	108,000
Tax benefits	**(161,400)**	(103,694)
Stock-based compensation expense, net of tax	**$222,787**	$145,567
Effect on basic and diluted earnings per share	**$0.02**	$0.02

Stock Grants – Other

The outside Board of Directors are granted shares of common stock at the end of each quarter as compensation for services provided as members of the Board of Directors and other committees. These share grants vest immediately. In addition, stock grants may be issued to employees at the Board of Directors discretion. In December 2007, the Board of Directors granted shares of common stock to certain executives. These share grants vest immediately

Service Based Awards

In January 2006 and May 2007, the Company granted 60,000 and 22,000 restricted shares, respectively, to certain executives at no cost. These shares vest over periods ranging from 3 to 5 years, on December 31 of each year. The Company records the compensation expense on a straight-line basis over the vesting period. Fair value for restricted stock awards is based on the Company's closing common stock price on the date of grant. The aggregate grant date fair value of restricted stock grants was $537,100. As of December 31, 2007 and 2006, the Company had $332,825 and $280,000, respectively, of total unrecognized compensation costs related to unvested restricted stock expected to be recognized over a weighted average period of 2.87 years.

A summary of the status of the Company's nonvested service shares is as follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	—	$ —
Granted during 2006	60,000	6.00
Vested during 2006	(12,500)	6.00
Forfeited during 2006	—	—
Nonvested at December 31, 2006	47,500	6.00
Granted during 2007	22,000	8.05
Vested during 2007	(19,000)	6.59
Forfeited during 2007	—	—
Nonvested at December 31, 2007	50,500	$ 6.67

Performance Based Awards

In January 2006 and May 2007, respectively, the Company granted share awards for 90,000 shares (up to 18,000 shares per year through December 31, 2010) and 46,000 shares (up to 11,500 shares per year through December 31, 2010) to certain executives. Vesting of such shares is contingent upon the Company achieving certain specified consolidated gross revenue and Earnings before Interest and Taxes ("EBIT") objectives in each of the next four fiscal years ending December 31. The fair value of the performance shares (aggregate value of $909,400) is based on the closing trading value of the Company's stock on the date of grant and assumes that performance goals will be achieved. The fair value of the shares is expensed over the performance period for those shares that are expected to ultimately vest. If such objectives are not met, no compensation cost is recognized and any recognized compensation cost is reversed. As of December 31, 2007 there were 18,000 shares vested. As of December 31, 2006, no shares were vested. As of December 31, 2007 and 2006, there was $601,135 and $432,000, respectively, of total unrecognized compensation costs related to unvested share awards; that cost is expected to be recognized over a period of 3.00 years.

A summary of the status of the Company's nonvested performance shares is as follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	—	$ —
Granted during 2006	90,000	6.00
Vested during 2006	—	—
Forfeited during 2006	—	—
Nonvested at December 31, 2006	90,000	6.00
Granted during 2007	46,000	8.05
Vested during 2007	(18,000)	6.00
Forfeited during 2007	(6,000)	6.00
Nonvested at December 31, 2007	112,000	$6.84

The following table illustrates pro forma net income and pro forma earnings per share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), to stock-based employee compensation in 2005.

Year Ended December 31,	2005
Net income as reported	$932,436
Deduct: Total stock-based employee compensation expense determined under fair value based method net of tax	(136,055)
Pro forma net income (loss)	$ 796,381
Earnings per share:	
Basic – as reported	$0.11
Basic – pro forma	$0.09
Diluted – as reported	$0.10
Diluted – pro forma	$0.09

The weighted average grant date fair value of options granted in 2007, 2006 and 2005 was $5,000, $61,261 and $238,090, respectively.

The fair value of options at date of grant was estimated by Chartered Capital Advisors, Inc. using the Black-Scholes model with the following weighted average assumptions:

	2007	2006	2005
Expected life (years)	2	2	2
Risk free interest rate	3.24%	4.94%	4.31%
Expected volatility	33.11%	23.26%	18.39%
Expected dividend yield	—	—	—

Recent accounting pronouncements – In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20 and SFAS No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle to be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 and the adoption of this statement did not have a material impact on the consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosure regarding fair value measurements. SFAS No. 157 does not require new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material effect on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 is effective for years ending after November 15, 2006. The adoption of the provisions of SAB No. 108 did not have a material impact on the financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R) (revised 2007), "SFAS 141(R)," "Business Combinations," which replaces SFAS 141. The statement provides a broader definition of the "Acquirer" and establishes principles and requirements of how the Acquirer recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed as well as how the acquirer recognizes and measures the goodwill acquired in the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or the beginning of the first annual reporting period beginning on or after December 15, 2008.

2. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Account acquisitions	$1,830,361	1,148,513	$1,837,293	$1,044,976
Noncompete agreements	330,000	156,479	315,000	91,979
Customer lists	5,349,938	2,161,773	5,043,345	1,234,337
Licensing agreement(a)	1,115,000	926,308	1,115,000	823,385
Total	$8,625,299	$4,393,073	$8,310,638	$3,194,677

(a) – On November 1, 2001, the Company entered into a five-year Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company developed, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. The agreement was amended on June 30, 2005 and includes an extension of the initial term for an additional three years, through October 31, 2009.

Amortization expense of intangible assets for the years ended December 2007, 2006 and 2005 was approximately $1,250,000, $1,014,000 and $632,000, respectively, and annual estimated amortization, based on the current amount of intangible assets, is as follows.

Years Ending December 31,	
2008	$ 1,209,000
2009	1,025,000
2010	852,000
2011	443,000
2012	339,000
Thereafter	364,000

Changes in the carrying amount of goodwill, all of which relate to the Company's TBCS segment, for the years ended December 31, 2007 and 2006 are as follows:

Balance as of January 1, 2006	$ 6,086,428
Additional Goodwill	3,446,533
Balance as of December 31, 2006	9,532,961
Additional Goodwill	233,233
Balance as of December 31, 2007	$ 9,766,194

Additions to goodwill during 2007 consist of $233,233 relating to the acquisition of American Mediconnect, Inc. The 2006 additions to goodwill include $1,160,236, $2,255,804 and $30,493 relating to the acquisitions of American Mediconnect, Inc., Rhode Island Medical Bureau and Capital Medical and Answer Connecticut, Inc., respectively.

3. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2007	2006
Term loans - bank	$4,586,667	$6,125,000
Revolving credit line - bank	1,300,000	750,000
Note payable - other	205,908	300,000
Auto loans	16,160	29,395
	6,108,735	7,204,395
Less current portion of long-term debt	1,414,419	1,527,327
	4,694,316	$ 5,677,068

Term loans payable and revolving credit line - bank – As of January 1, 2006 the Company had a credit facility arrangement for $4,500,000 which included a revolving credit line which permitted borrowings of $1,500,000 (based on eligible receivables as defined) and a $3,000,000 term loan payable. The term loan is payable in equal monthly principal installments of $50,000 over five years commencing January 2006. The revolving credit line was set to mature in May 2008.

In March 2006 and December 2006, the credit facility was amended whereby the Company obtained an additional $2,500,000 and $1,600,000 of term loans, the proceeds of which were utilized to finance the acquisitions of MD OnCall and American Mediconnect, Inc. These term loans are payable over five years in equal monthly principal installments of $41,666.67 and $26,666.67, respectively. Additionally, certain of the covenants were amended.

In December 2006, the credit facility was amended to reduce the interest rates charged by the bank such that borrowings under the term loan will bear interest at either (a) LIBOR plus 2.00% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 1.75% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The LIBOR interest rate charge shall be adjusted in .25% intervals based on the Company's ratio of Consolidated Funded Debt to Consolidated EBITDA. In the third quarter of 2007, the interest rate was reduced by .25% based on this ratio. The Company has the option to choose between the two interest rate options under the amended term loan and revolving credit line. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

On April 30, 2007, the Company amended its credit facility whereby the term of the revolving credit line was extended through June 2010 and the amount of credit available under the revolving credit line was increased to $2,500,000.

As of December 31, 2007, the Company was not in compliance with one of its financial covenants in its loan agreement. The lender waived the non-compliance as of such date and entered into an amendment to the credit facility. As of December 31, 2006, the Company was in compliance with the financial covenants in its loan agreement.

Note payable – other – In December 2006, in connection with the acquisition of certain PERS accounts, the Company executed a note in the amount of $300,000. The note is payable in twelve equal quarterly installments of $27,515 commencing in February 2007, which includes interest at a fixed rate of 6%.

Principal payment requirements – Aggregate maturities of long-term debt are as follows:

Years ending December 31,	
2008	$1,414,419
2009	1,529,316
2010	2,720,000
2011	445,000
	$6,108,735

Covenants – The above agreements provide for negative and affirmative covenants including those related to working capital and other borrowings.

4. Acquisition – On December 21, 2006, the Company acquired substantially all of the assets of American Mediconnect, Inc. and PhoneScreen, Inc., Illinois based companies under common ownership (collectively "AMI"), AMI is a provider of telephone after-hour answering services primarily focused on hospitals, physicians and other health care providers and PhoneScreen, Inc. is a provider of call center and compliance monitoring services to hospitals, pharmaceutical companies and clinical resource organizations. The purchase price was $2,028,830 and consisted of an initial cash payment of $1,493,730, common stock valued at $229,324 and a future cash payment of $305,776, which was paid in December 2007. In addition, for the following three years the Company shall pay Seller an amount equal to twenty-five (25%) percent of the cash receipts collected by the Company, excluding sales taxes, from the PhoneScreen business. For the year ended December 31, 2007, the Company recorded $225,691 of additional purchase price based on PhoneScreen cash receipts of which $73,896 was not paid as of December 31, 2007. The Company also incurred professional fees of approximately $65,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue and earnings of the acquired business are met as of December 31, 2007, 2008 and 2009. The threshold was not met for 2007. The results of operations of AMI are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired as of December 31, 2007.

Fixed assets	$ 175,000
Non-compete agreement	50,000
Customer list	700,000
Goodwill	1,393,469
Cost to acquire AMI	$ 2,318,469

On March 10, 2006, the Company acquired substantially all of the assets of MD OnCall, a Rhode Island based company and Capitol Medical Bureau, a Maryland based company (collectively "MD OnCall"), providers of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,382,443 and consisted of an initial cash payment of $2,696,315, common stock valued at $343,064 and future cash payments of $343,064, which was paid in full as of March 2007. The Company also recorded finder and professional fees of approximately $181,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenues and earnings of the acquired business are met as of March 31, 2007, 2008 and 2009. The first threshold as of March 31, 2007 was not met. The results of operations of MD OnCall are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable	$138,798
Fixed assets	260,000
Non-compete agreement	50,000
Customer list	1,050,000
Goodwill	2,255,804
Capital lease obligations	(142,625)
Customer deposits	(48,200)
Cost to acquire MD OnCall	$3,563,777

On December 9, 2005, the Company acquired substantially all of the assets of Answer Connecticut, Inc. ("ACT"), a Connecticut based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,088,923 and consisted of an initial cash payment of $2,316,692, common stock valued at $154,446 and future cash payments of $617,785, which were paid as of December 2006. The Company also recorded professional fees of approximately $62,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenues and earnings of the acquired business are met as of December 31, 2006, 2007 and 2008. The threshold was not met for 2007 and 2006. The results of operations of ACT are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$95,182
Fixed assets	150,000
Non-compete agreement	50,000
Customer list	1,000,000
Goodwill	1,855,873
Cost to acquire ACT	$3,151,055

On October 3, 2005, the Company acquired substantially all of the assets of North Shore Answering Service ("NSAS"), a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $2,719,461 and consisted of an initial cash payment of $2,175,569 and future cash payments of $543,892, which were paid as of December 2006. The Company also recorded professional fees of approximately $82,000. The results of operations of NSAS are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$24,760
Fixed assets	60,000
Non-compete agreement	50,000
Customer list	1,200,000
Goodwill	1,466,489
Cost to acquire NSAS	$2,801,249

On May 17, 2005, the Company acquired substantially all of the assets of Long Island Message Center, Inc. ("LIMC"), a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $397,712 and consisted of an initial cash payment of $318,170 and a future cash payment of $79,542, which was paid in February 2006. The Company also recorded finder and professional fees of approximately $46,000. The results of operations of LIMC are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$12,948
Non-compete agreement	25,000
Customer list	175,000
Goodwill	230,695
Cost to acquire Long Island Message Center, Inc.	$443,643

In the case of each of the acquisitions, the Company received a third party valuation from Chartered Capital Advisors, Inc. of certain intangible assets in determining the allocation of purchase price.

The purchase price of each acquisition exceeded the fair value of the identifiable net assets acquired in asmuch as these acquisitions were consummated to enable the Company to expand its presence in the telephone answering service business into new regions or to strengthen its position in areas where it was already operating. Furthermore, the acquisitions were done for the business' future cash flows and net earnings as opposed to solely for the identifiable tangible and intangible assets. The Company expects all goodwill arising from the above acquisitions will be deductible for tax purposes.

Unaudited pro forma results of operations for the years ended December 31, 2006 and 2005 as if Long Island Message Center, North Shore Answering Service, Answer Connecticut, Inc., MD OnCall and American Mediconnect, Inc. had been acquired as of the beginning of 2005 follow. The pro forma results include estimates which management believes are reasonable.

	Pro forma Years Ended December 31,		
	2007	2006	2005
Revenue	$35,645,265	$34,381,000	$32,633,000
Net income	1,514,232	1,304,000	1,238,000
Net income per share			
Basic	$ .16	$ .15	$.14
Diluted	$ .16	$ .14	$.13

The unaudited pro forma results of operations do not purport to represent what the Company's results of operations would actually have been had the acquisitions been effected for the periods presented, or to predict the Company's results of operations for any future period.

5. Related Party Transactions

Notes receivable at December 31, 2007 and 2006 of $48,071 and $73,713, respectively, represent amounts due from the Chairman and principal shareholder of the Company. In July 2002, the amount due from this individual, plus accrued interest, was converted into a term loan, which bears interest at a rate of 5% per annum and is payable in monthly installments of principal and interest through September 2009.

See Note 7 for other related party transactions.

6. Income Taxes

The provision (credit) for income taxes consists of the following:

Years Ended December 31,	2007	2006	2005
Current:			
Federal	915,000	$575,000	$594,000
State and local	312,000	203,000	123,000
	1,227,000	778,000	717,000
Deferred:			
Federal	(115,000)	61,000	34,000
State and local	34,000	30,000	115,000
	(81,000)	91,000	149,000
Total	$1,146,000	$869,000	$866,000

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

Years Ended December 31,	2007	2006	2005
Statutory federal income tax rate	34%	34%	34%
State and local taxes	8	7	9
Permanent differences	1	1	1
Other	—	(1)	4
Effective income tax rate	43%	41%	48%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2007 and 2006 are as follows:

December 31,	2007	2006
Deferred tax liabilities:		
Difference between book and tax bases of property	$(1,115,000)	$(1,184,000)
Deferred tax assets:		
Reserves not currently deductible	443,000	394,000
Other	—	37,000
Total	443,000	431,000
Net deferred tax liabilities	$(672,000)	$(753,000)

7. Commitments

Capital leases – The Company is obligated under certain capital lease agreements for monitoring equipment and computer software that expire on various dates through 2009. Equipment and computer software under capital leases included in fixed assets are as follows:

December 31,	2007	2006
Monitoring equipment and software	$160,000	$160,000
Less accumulated depreciation	(48,000)	(16,000)
	112,000	$144,000

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007:

Years ending December 31,	
2008	45,895
2009	33,359
Total minimum lease payments	79,254
Less amounts representing interest	4,814
Present value of net minimum lease payments	74,440
Less current portion	42,015
Obligation under capital leases, less current portion	$32,425

Operating leases – The Company rents an office facility from its Chairman and principal shareholder pursuant to a lease, which expired in September 2007. The lease called for minimum annual rentals, subject to 5% annual increases, plus reimbursement for real estate taxes. The Company through contract amendments has extended the term through September 30, 2008 under the same terms and conditions that existed at September 30, 2007.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in order to consolidate its New York City based telephone answering service facility and Oceanside, New York Emergency Response Center and Customer Service facilities. The fifteen (15) year lease term commenced in April 2003. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase, plus reimbursement for real estate taxes.

During 2005, the Company entered into two operating lease agreements for additional space at its Long Island City, New York location in order to consolidate its warehouse and distribution center and accounting department into this location. The leases, which commenced in January 2006 and expire in March 2018, call for minimum annual rentals of $220,000 and $115,000, respectively, and are subject to increases in accordance with the terms of the agreements. The Company is also responsible for the reimbursement of real estate taxes.

The Company has also entered into various other operating leases for warehouse and office space in Medford, New Jersey, Decatur, Georgia, Countryside, Illinois, Parker, Colorado and Redondo Beach, California. Additionally, the Company has entered into operating leases for its TBCS call center operations in Audubon, New Jersey, Port Jefferson, New York, Newington, Connecticut, Springfield, Massachusetts, Rockville, Maryland, Cranston, Rhode Island, Chicago, Illinois and Clovis, New Mexico.

Rent expense was $1,340,506 in 2007, $1,270,767 in 2006 and $709,044 in 2005 which includes $138,545, $133,140 and $133,861, respectively, in connection with the above noted leases with the principal shareholder. Rent expense includes real estate taxes of $34,970 in 2007, $23,174 in 2006 and $17,831 in 2005.

The aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

Years ending December 31,	
2008	1,037,260
2009	909,991
2010	864,852
2011	799,751
2012	816,791
Thereafter	4,276,280
	$8,704,925

Approximately 1% of the minimum annual rental commitments relate to the above noted lease with the principal shareholder.

Employment agreements – On November 11, 2005, the Company entered into a five-year employment agreement (which became effective January 1, 2006) with the Company's President and now Chief Executive Officer. During the term of the agreement, the base salary will range from $240,000 to $300,000. In addition, the agreement provides for an annual stock grant and includes incentive compensation, in the form of stock, based on the Company meeting certain operating criteria. (See Note 1)

The Company has also entered into other employment agreements with certain officers and other employees in the ordinary course of business. The aggregate annual base salaries under these agreements are as follows:

Years ending December 31,	
2008	2,343,000
2009	1,519,000
2010	589,000
	$4,451,000

In addition, certain of these employees are entitled to receive additional cash and stock compensation if certain performance criteria are met. During 2007, one officer earned approximately $48,000 in cash and stock compensation. No additional compensation was paid during the years ended December 31, 2006 and 2005.

Purchase commitments - In the normal course of business the Company issues purchase orders to purchase its traditional PERS systems. At December 31, 2007 and 2006, the Company had commitments to third party vendors in the amount of approximately $1,130,000 and $1,850,000, respectively.

8. Common Stock and Options

The Company has one stock option plan, the 2000 Stock Option Plan ("2000 Plan"). The Company's 1991 Stock Option Plan ("1991 Plan") and 1997 Stock Option Plan ("1997 Plan") expired in 2001 and 2007, respectively. Additionally, the Company has a stock incentive plan, the 2005 Stock Incentive Plan.

Under the 1991 Plan, as amended, a maximum of 750,000 shares underlying stock options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2001 and expired in 2006. All options under this Plan were granted at exercise prices equal to the fair market value of the Company's common shares at the date of grant.

Under the 1997 Plan a maximum of 750,000 shares underlying stock options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2005 and expire in 2015. All options under this Plan were granted at exercise prices equal to the fair market value of the Company's common shares at the date of grant.

Under the 2000 Plan, a maximum of 1,250,000 shares underlying stock options may be granted. Options granted under this Plan may either be Incentive Stock Options ("ISOs") or Nonqualified Stock Options.

Under the 2005 Plan, a maximum of 750,000 shares of the Company's Common Stock may be granted to employees (including officers and directors who are employees) and non-employee directors of the Company. No grants may be made pursuant to the 2005 Plan after June 22, 2015. The Plan provides for the grant of (i) incentive stock options ("ISOs"), (ii) nonqualified stock options, (iii) stock awards, and (iv) stock appreciation rights ("SARS").

All of the Company's plans are administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). In general, the Administrator determines all terms for the grant of awards under the plans. The exercise price of an ISO or SAR may not be less than the fair value of the Company's common stock on the date of grant (110% of such fair market value for an ISO if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

Information with respect to options outstanding under plans is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance - January 1, 2005	1,440,845	2.87	4.77	$3,395,054
Granted during 2005	254,758	6.32		
Forfeitures/expiration during 2005	(23,312)	3.01		
Exercised during 2005	(385,008)	2.80		
Balance - December 31, 2005	1,287,283	3.56	5.13	$3,393,074
Granted during 2006	66,000	5.37		
Forfeitures/expiration during 2006	(46,954)	4.35		
Exercised during 2006	(253,511)	1.97		
Balance - December 31, 2006	1,052,818	$4.02	5.12	$2,805,698
Granted during 2007	5,000	7.13		
Forfeitures/expiration during 2007	(55,056)	4.33		
Exercised during 2007	(80,489)	4.18		
Balance - December 31, 2007	922,273	$4.01	4.13	$2,785,633

At December 31, 2007, 2006 and 2005, 922,273, 1,052,818, and 1,279,783 options were exercisable, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $307,465, $993,080 and $1,357,957, respectively. At January 1, 2006 there were 7,500 non-vested stock options outstanding. During the year ended December 31, 2006, 2,500 options vested and 5,000 options were forfeited. There are no nonvested stock options outstanding as of December 31, 2007 and 2006.

The following table summarizes information about the stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.00 - $3.00	315,318	3.96	$2.42	315,318	$2.42
$3.00 - $4.50	336,355	5.02	3.83	336,355	3.83
$4.50 - $6.75	240,600	3.24	5.98	240,600	5.98
$6.75 - $10.13	30,000	3.13	6.96	30,000	6.96
	922,273	4.13	$4.01	922,273	$4.01

As of December 31, 2007, 106,644 and 349,929 shares of common stock are available for future grants under the 2000 and 2005 Plans, respectively.

9. Other Income

Other income for the years ended December 2007, 2006 and 2005 includes Relocation and Employment Assistance Program ("REAP") credits in the approximate amounts of $530,000, $458,000 and $392,000, respectively. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years, ending on December 31, 2007, the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes.

In addition, other income for 2007 includes $425,000 from a settlement agreement. In August 2007, the Company entered into a settlement agreement whereby a third party has agreed to reimburse the Company a net amount of $425,000 for matters related to certain product and warranty disputes. This reimbursement is associated with costs that have primarily been incurred in previous years relating to engineering, payroll and related costs and depreciation pertaining to the affected assets. The Company anticipates receiving this reimbursement over approximately two years. During the third quarter 2007, the Company has recorded a write-down on the assets affected of approximately $111,000 which is reflected in the Cost of Services.

10. Employee Savings Plan

The Company sponsors a 401(k) savings plan that is available to all eligible employees. Participants may elect to defer a portion of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $27,010, $21,682 and $21,336 for the years ended December 31, 2007, 2006 and 2005, respectively.

11. Major Customers

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). The Company has been operating since 1993 with a contract, and related extensions, to provide HCSP with these services. During the years ended December 31, 2007, 2006 and 2005, the Company's revenue from this contract represented 7%, 8% and 12%, respectively, of its total revenue.

In September 2006, Human Resource Administration ("HRA") issued a bid proposal relating to the providing of the PERS services which are the subject of the Company's contract. In October 2007, the Company was informed they were awarded the contract with respect to this proposal and executed such contract. The contract term is two years, commencing September 21, 2007, with two options to renew in favor of HRA for two additional two year terms. Under the terms of the agreement, a downward rate adjustment was made in conjunction with reduced equipment requirements from previous years. The estimated impact of this lower rate is to reduce this contract's contribution to gross revenues by approximately $270,000 and its contribution to net income by approximately $150,000 on an annual basis.

The Company was notified that one of the bidders has filed an Article 78 proceeding seeking a reversal of HRA's determination that the Company was the lowest qualified bidder. HRA and the Company are defending the proceeding. The Company's management believes the claim to be without merit.

As of December 31, 2007 and 2006, accounts receivable from the contract represented 10% and 9%, respectively, of accounts receivable and medical devices in service under the contract represented approximately 13% and 14%, respectively, of medical devices. Legal and other fees of approximately $97,000, $90,000 and $120,000 relating to the contract extensions were expensed in 2007, 2006 and 2005, respectively.

12. Segment Reporting

Effective January 1, 2007, the Company has two reportable segments, (i) Health and Safety Monitoring Systems ("HSMS") and (ii) Telephone Based Communication Services ("TBCS"). Prior to January 1, 2007, the Company reported three reportable segments; HSMS, TBCS and Safe Com. Since the business activities of Safe Com fall within Health and Safety monitoring, the Company included the activities of Safe Com in its HSMS segment.

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2007, 2006 and 2005:

2007	HSMS	TBCS	Consolidated
Revenue	$17,353,241	$18,292,024	$35,645,265
Interest expense	94,851	386,315	481,166
Depreciation and amortization	2,788,298	1,513,820	4,302,118
Income tax expense	763,149	382,851	1,146,000
Net income	906,835	607,397	1,514,232
Total assets	16,447,638	18,505,583	34,953,221
Additions to fixed assets	4,237,782	305,302	4,543,084
Additions to goodwill and intangible assets	35,000	554,826	589,826

2006	HSMS	TBCS	Consolidated
Revenue	$16,044,971	$14,749,417	$30,794,388
Interest expense	38,118	356,495	394,613
Depreciation and amortization	2,358,392	1,156,870	3,515,262
Income tax expense	171,081	697,919	869,000
Net income	204,656	1,057,873	1,262,529
Total assets	14,818,050	18,224,326	33,042,376
Additions to fixed assets	3,238,164	760,088	3,998,252
Additions to goodwill and intangible assets	738,996	5,354,878	6,093,874

2005	HSMS	TBCS	Consolidated
Revenue	$14,977,542	$7,470,100	$22,447,642
Interest expense	50,953	1,685	52,638
Depreciation and amortization	2,534,583	527,085	3,061,668
Income tax expense	381,878	484,122	866,000
Net income	289,278	642,708	932,436
Total assets	10,278,058	16,317,278	26,595,336
Additions to fixed assets	2,790,847	402,604	3,193,451
Additions to goodwill and intangible assets	85,262	5,962,564	6,047,826

The accounting polices of the operating segments are the same as those described in the summary of significant accounting policies.

13. Contingencies

In addition to the FCC inquiry described in Note 1, the Company is aware of various threatened or pending litigation claims against the Company relating to its products and services and arising in the ordinary course of its business. At December 31, 2007 and 2006, no liability has been recorded in the accompanying financial statements as the conditions for an accrual have not been met. The Company has given its insurance carrier notice of such claims and the Company believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the results of operations and financial condition of the Company.

14. Quarterly Financial Data (Unaudited)

The following information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair presentation of such information.

	Three Months Ended			
	March 31 2007	June 30 2007	September 30 2007	December 31 2007
Revenue	$8,702,836	$8,898,093	$8,771,670	$9,272,666
Gross Profit	$4,408,568	$4,607,108	$4,403,849	$4,756,522
Net Income	$366,708	$407,260	$422,929	$317,335
Basic EPS	$0.04	$0.04	$0.05	$ 0.03
Diluted EPS	$0.04	$0.04	$0.04	$0.03

	Three Months Ended			
	March 31 2006	June 30 2006	September 30 2006	December 31 2006
Revenue	$7,150,211	$7,796,317	$7,784,660	$8,063,200
Gross Profit	$3,658,555	$4,138,040	$4,075,442	$4,076,350
Net Income	$279,767	$244,776	$279,421	$458,565
Basic EPS	$0.03	$0.03	$0.03	$0.05
Diluted EPS	$0.03	$0.03	$0.03	$0.04

Schedule II
Valuation and Qualifying Accounts

	Column B	Column C	Additions	Column D	Column E
	Balance at Beginning of Period	Charge to Costs and Expenses	Charged to Other Accounts (1)	Deductions	Balance at end of Period
Year Ended December 31, 2005					
Allowance for doubtful accounts	$728,361	$200,676	$23,462	$(501,728)	$450,771
Allowance for inventory obsolescence	232,094	104,445	—	—	336,539
Year Ended December 31, 2006					
Allowance for doubtful accounts	450,771	210,795	11,706	(125,949)	547,323
Allowance for inventory obsolescence	336,539	—	—	(313,506)	23,033
Year Ended December 31, 2007					
Allowance for doubtful accounts	547,323	185,954	—	(179,277)	554,000
Allowance for inventory obsolescence	$ 23,033	$ 30,294	$ —	$ —	$ 53,327

(1) – Acquisitions

OFFICERS

Jack Rhian
Chief Executive Officer and President

Richard Rallo, CPA
Chief Financial Officer

Frederic S. Siegel
Executive Vice President

Randi M. Baldwin
Senior Vice President, Marketing and Program Development

John Rogers
Vice President, Field Operations and Secretary

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
Senior Advisor
American Medical Alert Corp.

Gregory Fortunoff
Partner
First New York Securities, L.L.C.

John S.T. Gallagher
Chief Executive Officer and
Chairman of the Board
Vanguard Health Care
Management, LLC

Ronald Levin
President
Ron Levin Associates

Jack Rhian
Chief Executive Officer and President
American Medical Alert Corp.

Frederic S. Siegel
Executive Vice President
American Medical Alert Corp.

Yacov Shamash, Ph.D
Dean of the College of Engineering
SUNY Stonybrook

EXECUTIVE OFFICES

3265 Lawson Boulevard
Oceanside, NY 11572

ENGINEERING AND SERVICE FACILITIES

36-36 33rd Street Suite B100
Long Island City, NY 11106

2512 Artesia Boulevard Suite 110
Redondo Beach, CA 90278

CALL CENTERS

NEW YORK
H-LINK® OnCall
36-36 33rd Street Suite 103
Long Island City, NY 11106

HSMS
36-36 33rd Street Suite 306
Long Island City, NY 11106

NORTH SHORE ANSWERING SERVICE
1000 Main Street
2nd Floor
Port Jefferson, NY 11777

NEW JERSEY
LIVE MESSAGE AMERICA
609 South White Horse Pike
Audubon, NJ 08106

CONNECTICUT
ACT TELESERVICES
365 Willard Avenue Suite 2A
Newington, CT 06111

ILLINOIS
PHONESCREEN
3232 North Elston Avenue
Chicago, IL 60618

AMERICAN MEDICONNECT INC.
3232 North Elston Avenue
Chicago, IL 60618

MARYLAND
CAPITOL MEDICAL BUREAU
15855 Crabbs Branch Way
Rockville, MD 20855

RHODE ISLAND
MD ON CALL
70 Petaconsett Avenue
Cranston, RI 02920

MASSACHUSETTS
ACT TELESERVICES
989 Main Street
Springfield, MA 01103

NEW MEXICO
H-LINK® OnCall WEST
2200 Main Street, Suite 6C
Clovis, NM 88101

REGIONAL OFFICES

SOUTHEAST REGION
910 Church Street Suite 203
Decatur, GA 30030

MIDWEST REGION
17040 South Oak Park Avenue
Tinley Park, IL 60477

WESTERN REGION
12543 North Highway 83 Suite 300
Parker, CO 80134

COUNSEL

Moses & Singer LLP
405 Lexington Avenue
12th Floor
New York, NY 10174

Korn & Spirn
50 Clinton Street
Hempstead, NY 11550

AUDITORS

Margolin, Winer & Evens, LLP
400 Garden City Plaza
Garden City, NY 11530

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, NY 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

August 26, 2008 – 10:00 a.m.
Moses & Singer LLP
405 Lexington Avenue
12th Floor
New York, NY 10174

WORLD WIDE WEB ADDRESS

www.amac.com

FORM 10-K

A copy of the Company's Form 10-K, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge by shareholders by writing to the Secretary,
John Rogers
American Medical Alert Corp.
3265 Lawson Boulevard
P.O. Box 40
Oceanside, NY 11572


AMAC

American Medical Alert Corp.
3265 Lawson Boulevard
Oceanside, New York 11572
www.amac.com 800.286.2622

END